3/17

03007561

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Lindsey Morden Group

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
APR 01 2003
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 5743 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
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OICF/BY: dlw

DATE : 3/20/03

Excellence in Claims Services, Worldwide

Annual Report 2002



LINDSEY MORDEN GROUP INC.

CONTENTS

82-5143

FINANCIAL HIGHLIGHTS

(in $000s except as otherwise indicated)

For the years ended December 31	**2002**	2001	2000	1999	1998
Revenue	**457,874**	438,919	377,268	440,454	294,843
Operating earnings	**18,027**	12,693	1,598	29,212	21,216
Net earnings (loss) from continuing operations	**(17,485)**	(5,839)	(23,081)	2,664	7,287
Net earnings (loss)	**(17,485)**	(5,839)	(23,081)	2,664	23,275
Total assets	**465,145**	458,812	449,026	475,339	520,420
Net operating assets *(1)*	**63,296**	68,468	69,085	83,209	83,616
Net debt *(2)*	**181,236**	178,535	176,862	166,041	147,369
Shareholders' equity	**145,633**	144,488	142,067	166,367	191,239
Free cash flow *(3)*	**17,393**	20,630	(7,659)	25,608	11,960
Weighted average number of shares outstanding (thousands)	**13,696**	14,301	11,895	11,806	7,667
Basic earnings (loss) per share from continuing operations	**(1.28)**	(0.41)	(1.94)	0.23	0.95
Fully diluted earnings (loss) per share from continuing operations	**(1.28)**	(0.41)	(1.94)	0.23	0.93
Basic earnings (loss) per share	**(1.28**	(0.41)	(1.94)	0.23	3.04
Fully diluted earnings (loss) per share	**(1.28)**	(0.41)	(1.94)	0.23	2.95
Fully diluted free cash flow per share	**1.27**	1.44	(0.64)	2.17	1.51
Net debt to equity ratio	**1.24**	1.24	1.24	1.00	0.77
Book value per share	**10.63**	10.10	9.93	14.01	16.30
Return on equity	**(12.0)%**	(4.0)%	(16.2)%	1.6%	6.0%
Free cash flow return on net operating assets	**27%**	30%	(11)%	31%	14%
Interest coverage	**(0.16)**	0.27	(1.43)	1.63	3.26
Dividends per share	**—**	—	1.00	1.00	0.60

(1) Net operating assets include non-cash working capital balances and property and equipment.

(2) Net debt is defined as total long-term debt, bank indebtedness and promissory notes less cash and temporary investments.

(3) Free cash flow is defined as cash flow from continuing operations less net capital expenditures after excluding restructuring, Eastgate litigation costs, the effect of overfunding pension contributions and the working capital cost of new branches.

LETTER TO SHAREHOLDERS



Karen E. Murphy
President and Chief Executive Officer

The results of Lindsey Morden Group Inc. for 2002 have fallen far short of expectations. However, in this letter, I will explain that the results have been particularly affected by two major occurrences — the settlement of the Eastgate litigation and the state ordered rehabilitation of a key customer in the United States — and that 2002 has shown some significant favourable developments.

In March 2000, the Company received a claim by Eastgate Group Limited for damages of £32.6 million ($79.9 million) plus interest in respect of alleged breaches of representations and warranties of the Company in the share purchase agreement under which Eastgate purchased Hambro Assistance from the Company for £51 million ($129.8 million) in November 1998. The Company decided that it was preferable to settle this claim at a reasonable amount rather than pursue its defences through further court proceedings. Legal settlement expenses of $14.2 million are included in other expenses for 2002 and relate significantly to the Eastgate settlement.

On March 28, 2002, a Pennsylvania court placed a major insurance carrier and customer of Cunningham Lindsey Claims Management, Inc. ("CMI"), a subsidiary of Cunningham Lindsey U.S., Inc., into rehabilitation. Rehabilitation is a court ordered process under which a financially impaired insurance company is put under the control of the state insurance commissioner acting in the capacity of Rehabilitator. During the rehabilitation period, the issuance of new and renewal policies is typically suspended. Rehabilitation periods vary and in many instances result in the liquidation of the carrier's assets.

Due to the prolonged and ongoing rehabilitation of this carrier, CMI has incurred additional costs, including costs associated with servicing a significant number of claims beyond usual standards, without additional revenue. Also, CMI has experienced a significant decline in incoming claims and cash from this particular customer. CMI's options in the face of the rehabilitation order are limited and consequently CMI has reorganized its claims administration operations to minimize, to the extent practicable, additional losses and negative cash outflow from the rehabilitation. The net loss in CMI for 2002 of $6.9 million and the negative cash flow of $12.8 million can be largely attributed to the ongoing rehabilitation of this customer.

The Company's net loss for 2002 was $17.5 million (2001 - loss of $5.8 million). The loss in 2002 included other expenses of $20.0 million (2001 - $nil) of which $14.2 million were legal settlement expenses and $5.8 million were restructuring costs incurred in the United States operations. Free cash flow was $17.4 million for the year (2001 - $20.6 million).

Despite this loss, significant progress was made in 2002 to improve such business fundamentals as service quality, pricing, product development, and cost management. As a result, operating earnings in all the companies other than Cunningham Lindsey U.S. were much stronger despite relatively mild weather conditions and very competitive markets. As today's claims environment becomes increasingly competitive, the emphasis on meeting and exceeding customer quality and service expectations is paramount. This issue received particular attention in 2002 in the U.S. operations where quality issues were hurting our ability to attract and retain long-term customers.

With continued pressure on pricing, particularly in the handling of small property losses, our businesses have become more efficient in service delivery. Business development has also been strong with growth coming from both new and existing customers. New, non-traditional products continue to be developed in response to customer needs and open niche market opportunities for the Company. These products complement our comprehensive service capabilities in claims adjusting, appraisal and loss management. We service environmental occurrences including mold and asbestos claims, and other specialized claims such as commercial property and liability, travel, subsidence, fine art and jewelers block and transportation fleet, to name only a few. Our catastrophe teams consist of specialists in catastrophe loss adjustment, supervision and management.

The Company's global capabilities continue to attract international insurers and risk managers seeking a service provider that offers a single point of contact for worldwide needs. We continue to strengthen our global network in emerging markets and in response to customer requirements.

Now a closer look at the performance of the individual operating companies for 2002.

Cunningham Lindsey United Kingdom provides a variety of claims services to the domestic insurance market in the United Kingdom. Cunningham Lindsey United Kingdom generated 40% of the Company's consolidated revenues in 2002 - $183.4 million (2001 - $162.9 million). Operating earnings strengthened to $15.3 million in 2002 (2001 - $10.6 million). Free cash flow for 2002 was $21.1 million (2001 - $25.1 million). Cunningham Lindsey United Kingdom's success can be attributed to excellent management of operations and the successful pursuit of new products and business relationships. In addition, at our Claims International division, revenue for 2002 from travel claims increased significantly to $4.8 million (2001 - $2.1 million) due to our strong management team and the acquisition of several large programs. Congratulations to all of our Cunningham Lindsey United Kingdom employees on another very successful year!

Cunningham Lindsey U.S. has three business units — Cunningham Lindsey Claims Services, Inc. ("CSI"), CMI and Vale National Training Centers, Inc. ("Vale"). On a combined basis, the U.S. operations reported a net loss of $2.6 million (2001 - net income of $0.4 million). Free cash flow was negative $6.0 million in 2002 (2001 - free cash flow of positive $6.8 million).

CMI's results are discussed above. CSI, the property and casualty loss adjusting company in the U.S., had another successful year with net income of $4.0 million (2001 - $5.2 million) and positive free cash flow of $6.7 million (2001 - $8.6 million). Vale's revenues and net earnings were $3.3 million and $0.3 million, respectively, and were comparable to 2001. The administration of Cunningham Lindsey U.S. was rationalized by the move of the Home Office to Dallas and the outsourcing of key IT functions. In 2002, we conducted a complete review of our U.S. operations, from corporate head office to every branch location, and focused on reallocating people and finances to our front-line operations. We added new staff where needed and introduced a new management structure that would provide greater day-to-day support to our branch operations. We also engaged employees to understand and embrace a new quality service culture through communication, training and improved orientation.

All of our employees in the U.S. operations remain focused on consistently fulfilling customer requirements in every aspect of claims management. New supervisory and quality and service standards that were implemented in 2002 will continue in 2003. These programs are strengthening our adjuster network and improving the service that we deliver. U.S. employees and management have shown tremendous loyalty, commitment and flexibility, particularly in light of the vast changes made to the operations throughout the year. I am confident that with their continued support we will realize improved performance in the year ahead.

Cunningham Lindsey Europe BV has grown to be the Company's third largest operating company with revenues of $67.0 million in 2002 (2001 - $53.7 million). Net earnings increased to $3.5 million in 2002 (2001 - $1.6 million) and free cash flow increased to $6.5 million in 2002 (2001 - $1.6 million). The consolidation of Cunningham Lindsey France for the full year in 2002 versus nine months in 2001 and strong performance by the other European operations, particularly in the Netherlands, resulted in improved growth and profitability. Europe's success comes from superior management, the ongoing pursuit and development of new business opportunities and the maintenance of strong customer relationships. Congratulations to all of our employees in Europe whose efforts and commitment to Cunningham Lindsey led to these results.

Cunningham Lindsey Canada Limited also had another successful year with operating earnings of $4.2 million (2001 - $2.7 million) and free cash flow of $5.2 million (2001 - $3.2 million). Improved earnings and significant reductions in accounts receivables and work-in-process contributed to the improved cash flow in 2002. Cunningham Lindsey Canada delivered these strong results despite the loss of a major account and the general lack of severe weather across Canada. Management is focused on achieving stable revenue by expanding services such as claims management and Environmental Solutions™ Services and developing new products such as Construction Services while providing quality service in all business lines. A round of applause to the Canadian company employees — their dedication and commitment gave us these results for 2002.

For 2002, Cunningham Lindsey International Limited reported increased revenues and improved earnings and cash flow. Revenue increased to $45.3 million in 2002 (2001 - $36.8 million). Net earnings in 2002 were $3.0 million ($2.4 million in 2001). Free cash flow for the year was $2.5 million (2001 - $1.2 million). The core operations in London — International and Construction Divisions — had another very successful year both in terms of growth and profitability. Offices in the Middle East, Latin America and the United States also delivered very favourable results. Late in 2002, Cunningham Lindsey International commenced operations in India. This business venture is expected to become another one of International's success stories. The management and staff are a very capable and committed team and make International's operations successful year after year.

In 2002, Lindsey Morden made significant strides in a difficult business environment. In 2003, our focus will be on continued improvement to operations and a return to profitability. I thank you for your continued support of our efforts and look forward to reporting positive results in the year ahead.

Karen Murphy

Karen E. Murphy
President and CEO

Excellence in Claims Services, Worldwide

Lindsey Morden Group Inc. is a holding company which, through its Cunningham Lindsey subsidiaries, provides a wide range of independent insurance claims services, including adjusting, appraisal and claims management.

Our global network of 3,659 professionals is strategically located in 320 branches throughout Canada, the United States, the United Kingdom, continental Europe, the Far East, Latin America and the Middle East.

Our core service is resolving insurance claims rapidly, fairly and cost-effectively. We typically work for insurance companies, syndicates and organizations with significant risk retention. We operate worldwide programs for international corporations in addition to handling individual assignments.

Beyond our core service, we provide catastrophe response, engineering consultancy, risk management, risk surveys, valuations and related services.

These services are delivered through our five operating companies, Cunningham Lindsey Canada Limited, Cunningham Lindsey U.S., Inc., Cunningham Lindsey United Kingdom, Cunningham Lindsey International Limited and Cunningham Lindsey Europe BV.

Wherever an insurance loss occurs, regardless of its type or severity, our response is swift and seamless, tailored to the requirements of our customers. Our services are based on strong technical skills, constantly evolving methodologies and technology and, above all, customer service.



Diverse Expertise

There is no substitute for experience and skill. Lindsey Morden's diverse expertise provides local, national and international clients with specialized services for all types of losses including:

Casualty
Catastrophe
Claims Management
Construction
Energy
Engineering
Environmental
Financial and Special Risks
Fine Art and Jewelers Block
Marine
Pest Control
Project-Managed Subsidence
Property
Travel
Workers' Compensation



TOTAL BRANCHES 320 *


Canada 81
United States 128
Europe 36
United Kingdom 40
International 35

TOTAL EMPLOYEES 3,659 *


Canada 527
United States 781
Europe 495
International 335
United Kingdom 1,521

* As at December 31, 2002

Management's Discussion and Analysis of Financial Condition and Results of Operations

RESPONSIBILITY OF MANAGEMENT AND THE BOARD OF DIRECTORS

This management's discussion and analysis of financial condition and results of operations of Lindsey Morden Group Inc. is the responsibility of management and has been approved by the Board of Directors. Management of the Company is responsible for maintaining appropriate information systems and internal procedures and controls consistent with reasonable costs. Such systems, procedures and controls are designed to provide reasonable assurance that the information used by management and disclosed externally is complete and reliable.

All dollar amounts referred to in this management's discussion and analysis of financial condition and results of operations are in Canadian dollars unless otherwise noted.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

The matters discussed in this management's discussion and analysis of financial condition and results of operations include certain forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements. Forward-looking statements may be identified, without limitation, by the use of such words as "anticipates", "estimates", "expects", "intends", "plans", "predicts", "projects", "believes", or words or phrases of similar meaning.

Forward-looking statements include risks and uncertainties which could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. Please refer to the "Business Risks" section as well as other sections of this management's discussion and analysis of financial condition and results of operations. The risks noted above are not exhaustive.

The Company operates in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for management to predict all such risk factors. The Company makes no commitment to disclose any revisions to forward-looking statements, or any facts, events or circumstances after the date of this management's discussion and analysis of financial condition and results of operations that may bear upon forward-looking statements.

VISION

The goal of the Company is to provide worldwide excellence in claims services that brings value to its customers, shareholders, employees and other stakeholders. To achieve this goal, the Company strives to resolve insurance claims rapidly, fairly and cost-effectively for its customers. The Company's customers typically are insurance companies, insurance syndicates and organizations with significant risk retention. The Company operates worldwide programs for international corporations in addition to handling individual assignments.

CORE BUSINESS

Lindsey Morden Group Inc. is a holding company which, through its Cunningham Lindsey subsidiaries, provides a wide range of independent insurance claims services, including claims adjusting, appraisal and claims and risk management services. The Company offers the service of approximately 3,700 employees through a worldwide network of 320 branches in Canada, the United States, the United Kingdom, continental Europe, the Far East, Latin America and the Middle East. The Company also provides claims adjusting and appraisal training courses through its Vale National Training Centers in the United States.

The Company manages claims for most major types of loss, including: automobile, truck and public transportation; explosion and arson; business interruption; hospital, educational institution, municipal and professional liability; aircraft; fidelity and surety; cargo and inland marine; and environmental and pollution liability. The Company deploys a wide variety of specialty units consisting of highly trained professionals equipped to handle the most complex and sophisticated claims. The Company relies significantly on technology in providing its claims adjusting services.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Adjusting an insurance claim typically involves one or more of the following:

i) Investigation – gathering and developing information necessary to determine the cause and origin of loss, including by way of field location analysis.

ii) Loss minimization – limiting the loss through preventative actions taken to maximize salvage values relating to the insurable event.

iii) Evaluation – determining the extent and value of damage incurred and the coverage, liability and compensation of the parties involved.

iv) Subrogation – negotiations with, and recovering funds from, third parties or insurers responsible for the loss.

v) Disposition – resolving the claim prior to litigation, whether by negotiation and settlement or by denial.

The Company also provides claims and risk management services. These services go beyond the traditional claims adjusting services described above by providing: complete third party claims administration (including control of decisions relating to the negotiation, settlement and disposition of claims); loss control safety programs; and sophisticated risk management information services which provide clients with periodic statistical reports on claims losses and other related management data. Customers are able to purchase all or some of these services as required. Customers for these services are typically self-insured organizations. The Company relies extensively on technology to provide claims management and control services, including the handling and disbursing of trust funds relating to claims.

KEY PERFORMANCE DRIVERS

The Company's success is dependent on: excellent customer service; strong technical skills; profitable products and markets; constantly evolving methodologies and technology; and innovative leadership.

Continual improvements in quality, speed of service and responsiveness are core to the Company maintaining its competitiveness and meeting customer requirements. To ensure the highest quality service, the Company has established service and quality benchmarks and monitors performance through quality assurance programs and audits. Staff and customer alike can monitor file review and quality assurance using the Company's technology. The Company helps ensure that employee knowledge remains current through ongoing staff training and development programs.

The Company has established pricing policies and practices to ensure the profitability of its business lines and to identify when to withdraw from unprofitable businesses. As business grows or when specific weather events occur, additional employees are added or new branches are opened as required. Similarly, when a business line is no longer profitable, downsizing of operations occurs. A significant portion of the Company's cost structure relates to salaries and wages which are carefully reviewed.

To ensure high quality and service levels, and to reduce both pricing and costs sensitivity, state-of-the-art technologies are used to provide efficient and customized workflows. Customer relationships are enhanced by reducing costs without sacrificing service quality and linking networks to provide seamless integration.

The Company places great value on attracting and maintaining management with a demonstrated record of achieving profitability, and who respond creatively to changing market conditions and act with integrity.

To assess the Company's response to key performance drivers, the Company monitors external factors such as customer satisfaction, competitor behaviour, insurance industry and general economic trends and weather. Internally, the Company monitors statistics such as revenue per employee, staffing levels, profitability per branch and days sales outstanding. The Company ensures it meets customer needs by maintaining customer contact through the claims management process, internal audits and customer service meetings.

Management's Discussion and Analysis of Financial Condition and Results of Operations

OPERATING COMPANIES

The Company has global operations and its insurance claims services business operates through its Canadian, United States, United Kingdom, European and International companies.

The Company has historically grown through a combination of acquisitions and internal growth. In recent years the Company has made acquisitions in order to remain responsive to the geographic needs of its customers while maintaining internal growth through new products and new complementary businesses. It is anticipated that, except for increasing ownership in companies in which the Company already has an interest, future growth will primarily be internal. Identification and development of new business occurs at local, regional, national and international levels and divisions of the Company work co-operatively to service customers and share market intelligence.

During the past year, the European operations acquired a 20% interest in a new operation in Denmark to complete its coverage of mainland Europe and the United Kingdom operations acquired an automotive special investigations division of a competitor which went into receivership. The International operations increased ownership of companies in Bahrain, Saudi Arabia, Dubai, Kuwait, Oman and Malaysia and began a 60% owned joint venture in India and started a wholly-owned operation in Vietnam.

In 2002, claims activity in virtually all market areas decreased due to a lack of weather related activity. The Company increased revenues and operating earnings by introducing new products such as Quantum Expert Services and Risk Surveys in the United Kingdom operations and Construction Services and Environmental Solutions™ Services in the Canadian operations. The European operations increased market share by obtaining new business from competitors that exited the business. The International operations established adjuster teams in the Czech Republic to work on the extensive floods which took place during the year and in Morocco to work on a very large fire and explosion in an oil refinery.

INDUSTRY CONDITIONS AND DEVELOPMENT

The demand from property and casualty insurance companies for services provided by independent claims services firms is significantly related to the extent of weather and environmentally related activity. However, there are opportunities to handle claims, like marine claims, that are not weather related and permit diversification of services. Also, claims for certain types of losses are becoming more complex and can involve increased negotiation and settlement time. This creates service opportunities for independent adjusters with specialized knowledge and experience.

The insurance market changed significantly after the September 11, 2001 terrorist attacks. Many reinsurers and insurers suffered substantial losses and their capital and surpluses declined from those losses as well as from reductions in the value of their investments. As a result, insurance prices have increased substantially. Significant consolidation and restructuring continues to take place in the insurance industry, and the industry continues to be highly competitive.

Corporate risk managers have been forced to consider alternative methods of financing insurance losses. The Company expects a continued trend by large corporations and government organizations to full or, through a higher retention of risk, partial self-insurance programs. Most self-insured organizations require full independent claims management services. The Company expects to continue to focus on this opportunity where profitable to do so.

Competition within the independent insurance claims services industry is severe in many jurisdictions. Competition arises from other insurance claims adjusting companies as well as companies providing substitute services. Also, insurance companies often have in-house claims departments to handle large volumes of claims.

For further details, readers are referred to "Business Risks".

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

The following table summarizes the revenue and operating earnings (loss) from continuing operations for the past five years in the operating segments in which the Company operates. Also included are the net earnings (loss), free cash flow, number of branches and number of employees for the past five years.

(in $000s except number of branches, employees and per share data)

For the years ended December 31	**2002**	2001	2000	1999	1998
Revenue					
Canada	**53,611**	54,666	44,685	45,982	62,668
United States	**108,528**	130,951	109,528	112,702	118,464
United Kingdom	**183,415**	162,872	147,723	212,290	82,201
Europe	**67,044**	53,657	42,742	39,811	18,151
International	**45,276**	36,773	32,590	29,669	13,359
	457,874	438,919	377,268	440,454	294,843
Operating earnings (loss)					
Canada	**4,155**	2,696	(1,345)	(7,222)	5,382
United States	**(3,341)**	888	(5,252)	(2,102)	5,929
United Kingdom	**15,339**	10,626	4,993	31,340	5,971
Europe	**6,660**	3,244	4,819	3,116	2,104
International	**5,024**	4,007	4,391	5,145	2,532
Corporate	**(9,810)**	(8,768)	(6,008)	(1,065)	(702)
	18,027	12,693	1,598	29,212	21,216
Net earnings (loss) from continuing operations	**(17,485)**	(5,839)	(23,081)	2,664	7,287
Net earnings (loss)	**(17,485)**	(5,839)	(23,081)	2,664	23,275
Earnings (loss) per share					
Including goodwill amortization	**(1.28)**	(0.41)	(1.94)	0.23	3.04
Excluding goodwill amortization	**(1.28)**	0.23	(1.18)	1.03	3.42
Free cash flow	**17,393**	20,630	(7,659)	25,608	11,960
Free cash flow per share	**1.27**	1.44	(0.64)	2.17	1.51
Branches					
Canada	**81**	87	91	94	104
United States	**128**	157	160	168	177
United Kingdom	**40**	48	38	40	89
Europe	**36**	33	25	24	18
International	**35**	30	26	24	22
	320	355	340	350	410
Employees					
Canada	**527**	643	576	488	596
United States	**781**	905	969	927	930
United Kingdom	**1,521**	1,568	1,505	1,903	2,035
Europe	**495**	431	350	250	274
International	**335**	290	305	198	211
	3,659	3,837	3,705	3,766	4,046

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Revenue

Total revenue for 2002 was $457.9 million, an increase of $19.0 million (4%) from $438.9 million in 2001. The United Kingdom, European and International operations reported significant revenue increases compared to 2001, which were partially offset by declines in revenue of the United States and Canadian operations. For 2003, revenue in local currency terms is expected to be the same as or modestly lower than revenue for 2002 due to discontinued programs at various operations. The Company's business is sensitive to foreign currency fluctuations (see "Foreign Currency Exposure"). In Canadian dollars, management expects 2003 revenue to increase modestly over 2002 revenue due to foreign currency fluctuations.

The revenue breakdown by geographic segment is as follows:

Revenue 2002



Canada 12%
Europe 14%
International 10%
United Kingdom 40%
United States 24%

Revenue 2001



Canada 12%
Europe 12%
International 8%
United Kingdom 38%
United States 30%

Revenue from the Canadian operations decreased $1.1 million (2%) from $54.7 million in 2001 to $53.6 million in 2002. The decline was from reduced weather related claims and the termination of several contracts and was only partially offset by revenue from increased non-weather related claims. A decrease in revenues is expected in Canada for 2003 from the loss of a low-margin call centre program in early 2002 and reduced run-off work.

Revenue from the United States operations decreased $22.5 million (17%) from $131.0 million in 2001 to $108.5 million in 2002. The 2001 comparative revenue includes revenue from the United States International division of $4.1 million. In 2002, the International operations reported this division's revenue. Revenue from property and casualty adjusting services ("CSI"), excluding the International operations, declined 1.6% in 2002 compared to 2001. Revenue for 2002 from the third party claims administration subsidiary, Cunningham Lindsey Claims Management, Inc. ("CMI"), declined 31% compared to 2001. The decline resulted in part from the prolonged and ongoing rehabilitation of a major insurance carrier which commenced March 28, 2002. Please see "Operating Earnings".

Revenue from the United Kingdom operations was $183.4 million, an increase of $20.5 million (13%) from $162.9 million reported in 2001. The increase in 2002 was due to improvements in activity levels and the average exchange rates between the Canadian dollar and the United Kingdom pound. In local currency, revenue increased 6% in 2002 over 2001. Revenue from the United Kingdom operations is expected to decrease slightly on a local currency basis for 2003 and to continue to grow beyond 2004. Anticipated revenue increases in the property solutions and travel insurance claims services businesses in 2003 are expected to partially offset the impact of the loss of a customer in 2002. Revenues beyond 2003 are expected to grow.

Revenue from the European operations increased $13.3 million (25%) from $53.7 million in 2001 to $67.0 million in 2002. Revenue increases were reported across all business units but the most significant increase resulted from the inclusion of Cunningham Lindsey France for twelve months in 2002 versus nine months in 2001. For 2003, local currency revenue for the European operations is expected to increase modestly over 2002 due to internal growth in existing lines of business.

Revenue from the International operations increased $8.5 million (23%) from $36.8 million in 2001 to $45.3 million in 2002. Of the $8.5 million increase, $6.7 million related to the inclusion of the United States International division, previously reported by Cunningham Lindsey U.S., Inc. Excluding the United States International division, and in local currencies, revenue for 2002 was comparable to 2001 with strength in the United Kingdom division offset by weakness in the Latin America, Asia and the Middle East divisions. Revenue from the International operations for 2003 is expected to be similar to 2002 revenue.

Operating earnings

Operating earnings for 2002 were $18.0 million (3.9% of revenue) as compared to $12.7 million (2.9% of revenue) for 2001. Operating costs (defined as cost of service and selling, general and administration) were 96.1% of revenue in 2002 (97.1% in 2001). Revenue growth together with cost containment and favourable foreign exchange rate movements contributed to improved operating earnings expressed in Canadian dollars for the Canadian, United Kingdom, European and International operations. A decline in revenue in the third party claims administration business resulted in an operating loss in the United States operations. Operating earnings as a percentage of revenue have improved over the last two fiscal years and management's goal is to continue this trend.

Operating earnings for the Canadian operations improved from $2.7 million in 2001 to $4.2 million in 2002. During 2002, the Canadian operations continued to be rationalized in order to improve profitability. The year-over-year decrease in the number of employees from 643 to 527 was due to the termination of a call centre program in the first quarter of 2002 and the closure of unprofitable branches. Operating earnings are expected to increase in 2003 compared to 2002 due to lower operating costs and improved operating margins.

On a combined basis, operating earnings in the United States operations decreased $4.2 million from earnings of $0.9 million in 2001 to a loss of $3.3 million in 2002. Earnings in CSI from property and casualty adjusting were $6.0 million for the year representing a decrease of $2.3 million over 2001. Cost reductions implemented during the first quarter of 2001, the closure of unprofitable branches and an increase in claims volumes from key customers helped offset the reduced operating earnings from lower revenues.

The third party claims administration subsidiary, CMI, had an operating loss of $9.9 million in 2002 compared to a loss of $6.7 million in 2001. Operating expenses in CMI for the year have been reduced $13.3 million over 2001. In 2002, a key CMI client was placed in rehabilitation pursuant to a court order. During the rehabilitation, CMI incurred additional costs, including costs associated with servicing a significant number of claims beyond usual standards, without additional revenue. CMI's options in the face of the rehabilitation order are limited and consequently CMI has reorganized its claims administration operations to minimize, to the extent practicable, additional operating losses and negative cash flow from the rehabilitation. An additional factor in the decline in CMI's revenue was the non-renewal, at profitable pricing, of programs that had historically been underpriced. Pricing on claims administration continues to be increased to reflect the value of services rendered to provide for a reasonable profit margin. The cost base in CMI continues to be assessed and realigned to the level of incoming claims. All alternatives to limit extraordinary operating losses are being considered.

The United Kingdom operations produced operating earnings in 2002 of $15.3 million compared to $10.6 million in 2001. The increase in operating earnings was primarily due to positive performance in various product lines as well as revenue from run-off work obtained in the period. Local currency operating earnings for 2003 in the United Kingdom operations are expected to decrease as increased earnings from lower margin lines of business will only partially offset the loss of a customer in 2002. Beyond 2003, management expects the United Kingdom operating earnings to continue to grow.

Operating earnings for the European operations were $6.7 million in 2002 compared to $3.2 million in 2001. The European operations' results improved in 2002 despite the general decline in property claims experienced throughout Europe. In local currency terms, European operating earnings for 2003 are expected to increase significantly due to improved margins in certain specialized lines of business and a full year's impact of changes to the operations in France.

The International operations' operating earnings were $5.0 million in 2002 compared to $4.0 million in 2001. Earnings in the United States, United Kingdom and Middle East divisions were offset by losses in Asia. Earnings in 2002 continued to be hurt by the economic slowdown in Asia although all operations in the region remain competitive. Local currency operating earnings for 2003 in the International operations are expected to increase due to a full year's impact of cost structure changes made in 2002.

Corporate operating losses are from selling, general and administration expenses. In 2002, Corporate operating losses increased $1.0 million over 2001 to $9.8 million. This was primarily due to foreign exchange losses on forward contracts and the amortization of the Company's employee share plan of $3.0 and $3.8 million, respectively, and was partially offset by other foreign exchange gains and costs associated with the Eastgate litigation incurred in 2001. For 2003, Corporate operating losses are expected to decrease because forward contract foreign exchange losses will not recur and amortization of the employee share plan will reduce.

Net earnings (loss)

($000s)

For the years ended December 31	**2002**	2001	2000	1999	1998
Canada	**(116)**	1,335	(5,082)	(4,751)	1,844
United States	**(2,628)**	370	(6,802)	(2,170)	3,104
United Kingdom	**11,553**	8,752	(1,424)	17,847	5,714
Europe	**3,521**	1,556	2,960	1,269	1,064
International	**3,018**	2,425	2,649	3,976	1,097
Corporate	**(32,833)**	(20,277)	(15,382)	(13,507)	(5,536)
	(17,485)	(5,839)	(23,081)	2,664	7,287

The net loss for the year was $17.5 million (loss of $1.28 per share) compared to the 2001 loss of $5.8 million (loss of $0.41 per share). For operating companies, the difference between operating earnings (loss) and net earnings (loss) is primarily the provision for (recovery of) income taxes. The loss in 2002 of $32.8 million for Corporate, compared to the loss of $20.3 million in 2001, includes corporate selling, general and administration expenses (described above), interest expense, other expenses and income taxes.

Interest expense in 2002 was $11.8 million, $1.7 million lower than interest expense of $13.5 million in 2001. Total interest expense in 2002 of $11.8 million included $9.0 million of interest incurred on the Company's $125 million 7% unsecured Series "B" debentures and other long-term debt. The additional $2.8 million of interest expense was interest on operating lines and other credit facilities. For 2003, interest expense is expected to increase modestly due to anticipated higher interest rates.

Other expenses in 2002 were $20.0 million. Of this amount, $5.8 million related to restructuring the United States operations and included expenses of a move of the United States corporate office, severance payments and employee retention payments. The remaining $14.2 million were legal settlement expenses which included an amount relating to the settlement for £6.0 million ($14.7 million) of a claim brought against the Company by Eastgate Group Limited ("Eastgate"). In March 2000, the Company received a claim by Eastgate for damages of £32.6 million ($79.9 million) plus interest respecting alleged breaches of representations and warranties of the Company in the share purchase agreement pursuant to which Eastgate purchased Hambro Assistance from the Company for £51.0 million ($129.8 million) in November 1998. To satisfy the £6.0 million ($14.7 million) settlement, the Company forgave a £3.0 million ($7.4 million) loan note and accrued interest otherwise payable to it for the sale of Hambro Assistance and, in the second quarter of 2002, paid Eastgate £2.5 million ($6.1 million). The Company had previously provided for forgiveness of the loan note and accrued interest. The Company determined that it was preferable to settle this claim at a reasonable amount rather than pursue its defences through further court proceedings. No such non-recurring items were incurred in 2001.

No goodwill amortization was charged in 2002 in line with new Canadian generally accepted accounting principles which mandate that goodwill be tested for impairment rather than amortized. Amortization of $9.1 million was charged in 2001. Earnings before goodwill amortization in 2001 were $3.3 million.

An income tax provision of $3.8 million was recorded in 2002 compared to a recovery of $4.1 million in 2001. For 2002, an income tax recovery would normally have been expected given the Company's loss before tax. The income tax provision in 2002 resulted from certain permanent differences including the payments to settle the Eastgate litigation noted above, a taxable foreign exchange gain on an intercompany loan caused by the strengthening of the United Kingdom pound and losses on certain foreign exchange contracts. In 2002, given current profitability levels in each of the Corporate and Canadian operations, the Company did not record a future tax asset for the losses incurred in the Corporate and Canadian operations and wrote down $2.3 million and $1.5 million of future tax assets for the Canadian and Corporate operations respectively.

Goodwill

Goodwill at December 31, 2002 was $252.6 million as compared to $230.7 million at December 31, 2001. Of the increase, $19.1 million was from foreign exchange gains and $2.8 million was from acquisitions primarily in the European operations.

For 2002, new Canadian generally accepted accounting principles mandate that goodwill be tested for impairment rather than amortized. The value of goodwill is assessed annually. Future earnings and cash flow forecasts for the operating companies support the recoverability of each company's share of goodwill at December 31, 2002.

Quarterly data (unaudited)

(in $000s except per share data) *For the years ended December 31*	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
2002					
Revenue	**109,887**	**110,042**	**117,226**	**120,719**	**457,874**
Net earnings (loss)	**(7,940)**	**(1,724)**	**124**	**(7,945)**	**(17,485)**
Net earnings (loss) per share	**(0.56)**	**(0.12)**	**0.01**	**(0.61)**	**(1.28)**
Free cash flow	**(668)**	**87**	**2,405**	**15,569**	**17,393**
Free cash flow per share	**(0.05)**	**0.01**	**0.17**	**1.14**	**1.27**
2001					
Revenue	101,790	106,936	105,549	124,644	438,919
Net earnings (loss)	(2,927)	(2,244)	(1,723)	1,055	(5,839)
Net earnings (loss) per share	(0.20)	(0.16)	(0.12)	0.07	(0.41)
Free cash flow	(2,229)	(2,143)	7,300	17,702	20,630
Free cash flow per share	(0.16)	(0.15)	0.51	1.24	1.44

CASH FLOW

Operating activities

Cash provided by operating activities was $12.6 million during 2002 compared to $20.0 million during 2001. The reduced cash flow in 2002 was a result of the higher losses reported for the year partially offset by improvements in working capital.

Free cash flow by operating segment

($000s)

For the years ended December 31	**2002**	2001	2000	1999	1998
Canada	**5,176**	3,174	(562)	(4,423)	2,917
United States	**(6,013)**	6,759	(1,171)	(8,821)	4,207
United Kingdom	**21,052**	25,104	3,449	33,293	3,765
Europe	**6,484**	1,554	(553)	3,797	917
International	**2,510**	1,229	2,493	571	(1,025)
Corporate and financing costs	**(11,816)**	(17,190)	(11,315)	1,191	1,179
	17,393	20,630	(7,659)	25,608	11,960

Free cash flow (defined as cash flow from continuing operations less net capital expenditures after excluding restructuring, Eastgate litigation costs, the effect of overfunding pension contributions and the working capital cost of new branches) was $17.4 million in 2002 compared to free cash flow of $20.6 million in 2001. Free cash flow return on net operating assets was 27% for 2002, compared to 30% in 2001.

Free cash flow improved in 2002 compared to 2001 in the Canadian, European and International operations and in Corporate largely as a result of improvements in earnings and working capital and, in the case of the European operations, by $3.0 million from a vehicle sale lease-back transaction. The decrease in free cash flow in the United Kingdom operations in 2002 compared to 2001 was primarily due to higher tax payments in 2002. The improvement in Corporate free cash flow was mainly from favourable movements in accounts payable and tax recoverable.

Investing activities

Net investment in property and equipment was $0.5 million in 2002 compared to $6.3 million in 2001. The $5.8 million decrease was primarily due to the vehicle sale lease-back transaction in the European operations noted above and reduced net purchases of furniture and equipment in the European, International, United States and Canadian operations.

Cash used in business acquisitions of $5.4 million in 2002 related primarily to payment of deferred consideration for the remaining shares of Cunningham Lindsey France, the acquisition of a vehicle claims management business in the United Kingdom and the acquisition of additional shares in certain non-wholly owned companies in the International operations.

Cash provided by other assets related primarily to cash generated from the cash surrender value of life insurance policies less employee loans acquired from a third party lender in 2002.

Financing activities

No dividends were paid or declared in 2002.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2002, the Company and its subsidiaries had lines of credit in Canada, the United States, the United Kingdom and Europe totalling $97.6 million (2001 - $127.0 million), of which $44.2 million was drawn under the committed facilities. Of the $97.6 million, $47.3 million was in committed facilities and $50.3 million was in demand facilities. Of the committed facilities, $47.3 million is committed until October 31, 2003 and $26.3 million until October 31, 2004. Bank indebtedness as at December 31, 2002 was $41.5 million (2001 - $43.0 million) consisting of drawn lines, net of cash. The parent company has committed to provide financing as necessary to the Company until at least January 2004 in order to allow the Company to meet its liabilities as and when they fall due, but only to the extent that money is not otherwise available to the Company to meet such liabilities.

Bank indebtedness decreased by $1.5 million in 2002 with proceeds from the promissory notes described below and positive cash flow from operations offset by negative cash flow from investing activities. Typically, the majority of the Company's positive cash flow occurs during the fourth quarter of the fiscal year. All bank covenants were met during 2002.

In April 2002, the Company borrowed $7.3 million from its parent company by way of a short-term promissory note bearing interest at 7.5% per annum. Interest on the promissory note expensed and paid in 2002 was $0.4 million and is payable at the end of each calendar quarter and at maturity, April 24, 2003. The Company has the right to prepay the promissory note without penalty. Proceeds from the promissory note issuance were used primarily to pay the settlement of the Eastgate litigation and related costs. In December 2002, the Company borrowed $3.3 million from its parent company by way of a short-term promissory note bearing interest at 7.5% per annum. Interest on the promissory note is payable at March 31, 2003 and at maturity, April 24, 2003. The Company has the right to prepay the promissory note without penalty. Proceeds from the promissory note issuance were used primarily to pay the settlement of a foreign exchange contract. In January 2003, the Company borrowed $2.0 million from its parent company by way of a promissory note on identical terms as the December 2002 promissory note.

Net debt (defined as total long-term debt, bank indebtedness and promissory notes less cash) at December 31, 2002 was $181.2 million compared to $178.5 million at December 31, 2001. The Company repaid $5.4 million of term debt in January 2002. During 2002, foreign exchange contracts for U.S.$30.0 million were unwound resulting in net payments of $5.6 million.

Shareholders' equity increased to $145.6 million at December 31, 2002 from $144.5 million at December 31, 2001. The increase was a result of an increase in the currency translation adjustment account of $20.3 million related to unrealized gains on the translation of the assets and liabilities of the Company's foreign operations due to the strengthening of the United Kingdom pound and the European Monetary Union euro relative to the Canadian dollar that was partially offset by the $17.5 million loss for 2002 and the inclusion of employee and former employee share purchase loans in shareholders' equity in 2002. On April 18, 2002, the shareholders of the Company resolved to reduce the stated capital of the Company's multiple voting and subordinate voting shares by $28.0 million. Contributed surplus as at April 18, 2002 was used to reduce the Company's deficit. Return on equity for 2002 was negative 12.0% compared to negative 4.0% for 2001.

The net debt-to-equity ratio was 1.24 at December 31, 2002 and 2001. The total liabilities-to-equity ratio increased from 2.18 at December 31, 2001 to 2.19 at December 31, 2002. Interest coverage decreased to negative 0.16 in 2002 from positive 0.27 in 2001 primarily due to other expenses of $20.0 million incurred in the year. Excluding other expenses, the interest coverage ratio in 2002 was positive 1.53.

Management's Discussion and Analysis of Financial Condition and Results of Operations

OUTLOOK

For 2003, in addition to the expectations provided for elsewhere in this management's discussion and analysis of financial condition and results of operations, expectations are that operations overall will continue to improve. It is expected that operations in the United States and France will improve significantly with the restructuring efforts of 2002 making an impact in 2003. The Company also expects that its Asian operations will improve through a combination of significant new business obtained in late 2002 and a general improvement in the Asian economies.

In stating this outlook, the Company has assumed: (i) that 2003 will not have any significant weather related events, (ii) reasonable stability of the existing management team and staff as well as the availability of a suitably trained labour pool to staff the internal growth anticipated, and (iii) no loss of a significant customer in 2003. The Company's operations are subject to foreign exchange risk – see "Foreign Currency Exposure".

BUSINESS RISKS

The majority of property and casualty insurance companies maintain their own staffs of salaried adjusters, with field adjusters located in those areas in which the volume of claims justifies maintaining a salaried staff. An insurance company's decision to retain an independent insurance claims services firm and the selection of a particular firm typically depends on a number of factors including the geographic location and degree of complexity of the claim, the firm's reputation and financial strength and the in-house capacity constraints and outsourcing policies of the insurance company. These companies generally utilize independent adjusters to service claims when the volume of claims exceeds the capacity of their staffs, when claims arise in areas not serviced by staff adjusters and when claims require specialized knowledge to handle the complexity of the claim. There can be no assurance, however, that these companies will not expand their ability to handle these claims internally, which could have a material adverse effect on the Company's business, financial condition and results of operations. The Company tries to mitigate this risk by providing high quality, fairly priced products, maintaining a diverse customer base, employing contract adjusters and quickly reducing costs if a significant customer is lost.

The volume of property claim assignments referred to the Company fluctuates with and depends primarily on the occurrence of severe weather and environmental disasters. A reduction of claims referred to the Company due to stable weather conditions or a lack of environmental disasters could have a material adverse effect on the Company's business, financial condition and results of operations. The Company tries to mitigate this risk through the geographic spread of its operations and through the development and marketing of services which are not affected by weather related events.

The volatility of the insurance industry, particularly after the September 11, 2001 terrorist attacks, is a risk for the Company as the industry continues to consolidate. Additionally, certain participants in the industry continue to experience investment and underwriting losses which have reduced the financial strength of these companies. The Company depends on insurance companies for a significant amount of its business and has a diverse customer base. Accounts receivable and claims in process are closely monitored and the Company is not aware of any circumstance where customer concentration risk might materially affect the Company's financial performance. The claims management business, which operates in the self-insured and government markets, helps to further reduce this customer concentration risk.

The claims services markets, both domestically and internationally, are highly competitive and are composed of a large number of companies of varying size and scope of services. Large claims adjusting companies compete against the Company by providing claims adjusting services and claims and risk management services. In addition, large insurance companies and insurance brokerage firms may from time to time also provide services such as claims administration, health and disability management, and risk management information systems, which compete with the claims and risk management services offered by the Company. There can be no assurance that the Company will be able to continue to compete against these companies, many of which are larger than the Company in terms of annual revenues and total assets and are financially stronger.

In addition to the large claims adjusting companies, insurance companies and insurance brokerage firms, many smaller local and regional claims services firms located throughout Canada, the United States, the United Kingdom, continental Europe, the Far East, Latin America and the Middle East compete with the Company. Many of these smaller firms, some of which are family-controlled, do not offer the broad spectrum of claims services which the Company provides and have rate structures that are lower than the Company's. Market conditions may compel the Company to lower its prices to remain competitive in some markets; however, the Company believes that its quality product offering, its technological sophistication and its large number of geographically dispersed offices provide it with a competitive advantage over these smaller firms. There can be no assurance that any reduction in prices charged will be compensated by an increase in the number of claims managed by the Company. A decrease in either the fees charged for claims managed by the Company or in the number of claims managed could have a material adverse effect on the Company's business, financial condition and results of operations.

The Company's ability to meet its debt service requirements depend on its future performance which, in turn, will be subject to general economic conditions and to financial, business and other factors affecting the operations of the Company, many of which are beyond its control. If the Company is unable to generate sufficient cash flow from operations in the future to service its indebtedness and to meet its other commitments, the Company will be required to adopt one or more alternatives, such as refinancing or restructuring its indebtedness, selling material assets or seeking to raise additional debt or equity capital. There can be no assurance that any of these actions could be effected on a timely basis or on satisfactory terms or that these actions would enable the Company to continue to satisfy its capital requirements. In addition, the terms of existing or future debt agreements may prohibit the Company from adopting any of these alternatives. See "Liquidity and Capital Resources."

The Company depends on the services of its senior management team. The loss of key personnel could have a material adverse effect on the Company's business, financial condition and results of operations. In some jurisdictions, the supply of qualified adjusters is limited.

The Company is, and expects to be, a defendant in various lawsuits and damage claims arising out of its business. Any of these claims, individually or in the aggregate, could materially adversely affect the Company's business, financial condition and results of operations. There is no assurance that the Company's current insurance coverage against such losses will continue to be available at appropriate coverage levels on commercially reasonable terms, or that the Company will be insured for the losses.

FOREIGN CURRENCY EXPOSURE

The Company carries on a substantial portion of its business in the United Kingdom, the United States, continental Europe and internationally and is exposed to foreign exchange fluctuations from the net investment in these operations. As the Company's financial results are reported in Canadian dollars, fluctuations in the value of foreign currencies relative to the Canadian dollar could materially affect the Company's financial results when expressed in Canadian dollars.

The Company estimates that a 10% increase (decrease) in foreign currencies against the Canadian dollar would result in 9%, 10% and 15% increases (decreases) in revenue, operating earnings and earnings before taxes, respectively. A 10% increase (decrease) in foreign currencies against the Canadian dollar would result in an estimated $0.10 per share increase (decrease) in earnings per share.

The Company has entered into a foreign currency contract which, combined with other foreign currency liabilities, partially hedges the Company's net investments in the United States. The Company's net investments in other geographic areas are not hedged. The hedging policy is reviewed on a periodic basis.

The following tables set out the Canadian dollar value of the high, low, average and closing rates of the United Kingdom pound, the United States dollar and the European Monetary Union euro in each of the years indicated per the Bank of Canada.

United Kingdom Pound

For the years ended December 31	**2002**	2001	2000	1999	1998
High	**2.5428**	2.3350	2.4021	2.5327	2.6564
Low	**2.2302**	2.0817	2.0761	2.2863	2.3053
Average	**2.3582**	2.2298	2.2499	2.4038	2.4587
Close	**2.5428**	2.3160	2.2432	2.3314	2.5448

United States Dollar

For the years ended December 31	**2002**	2001	2000	1999	1998
High	**1.6033**	1.5955	1.5460	1.5238	1.5500
Low	**1.5276**	1.4991	1.4458	1.4579	1.4134
Average	**1.5704**	1.5484	1.4852	1.4858	1.4831
Close	**1.5796**	1.5926	1.5002	1.4433	1.5305

European Monetary Union Euro

For the years ended December 31	**2002**	2001	2000	1999	1998
High	**1.6564**	1.4641	1.5047	1.8123	n.a.
Low	**1.3682**	1.2640	1.2538	1.4525	n.a.
Average	**1.4832**	1.3868	1.3704	1.5847	n.a.
Close	**1.6564**	1.4185	1.4092	1.4525	n.a.

Management's Responsibility for Financial Reporting

The accompanying consolidated financial statements of Lindsey Morden Group Inc. and all the information in this Annual Report are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not precise since they include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the consolidated financial statements are presented fairly, in all material respects. Management has prepared the financial information presented elsewhere in the Annual Report and has ensured that it is consistent with that in the consolidated financial statements.

Lindsey Morden Group Inc. maintains systems of internal accounting and administrative controls of high quality, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the Company's assets are appropriately accounted for and adequately safeguarded.

The Audit Committee is appointed by the Board and a majority of its members are outside directors. The Committee meets periodically with management, as well as the external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues, to satisfy itself that each party is properly discharging its responsibilities and to review the Annual Report, the consolidated financial statements and the external auditors' report. The Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders. The Committee also considers, for review by the Board and approval by the shareholders, the engagement or reappointment of the external auditors.

The consolidated financial statements as at December 31, 2002 and 2001 and for the years then ended have been audited by Ernst & Young LLP, the external auditors, in accordance with Canadian generally accepted auditing standards on behalf of the shareholders. Ernst & Young LLP has full and free access to the Audit Committee.

Karen Murphy

March 3, 2003

Karen E. Murphy
President and Chief Executive Officer

Auditors' Report

To the Shareholders of **Lindsey Morden Group Inc.**

We have audited the consolidated balance sheets of Lindsey Morden Group Inc. as at December 31, 2002 and 2001 and the consolidated statements of loss, deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Ernst & Young LLP

Toronto, Canada,
January 31, 2003

Chartered Accountants

Consolidated Balance Sheets

($000s)

As at December 31	2002	2001
ASSETS		
Current		
Cash	847	2,796
Accounts receivable *(note 2)*	98,409	98,434
Claims in process *(note 3)*	55,157	51,478
Prepaid expenses	4,565	6,408
Income taxes recoverable	5,828	1,646
Total current assets	164,806	160,762
Property and equipment, net *(note 4)*	23,437	29,285
Goodwill *(note 14)*	252,613	230,676
Future income taxes *(note 11)*	13,663	13,891
Other assets *(note 5)*	10,626	24,198
	465,145	458,812
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Bank indebtedness *(note 6)*	41,534	43,000
Promissory notes *(note 12)*	10,510	—
Accounts payable and accrued liabilities	97,201	89,154
Income taxes payable	6,893	1,651
Current portion of long-term debt *(note 7)*	1,264	10,593
Deferred revenue	20,006	27,978
Future income taxes *(note 11)*	5,066	5,274
Total current liabilities	182,474	177,650
Long-term debt *(note 7)*	128,775	127,738
Employee future benefits *(note 8)*	5,125	5,544
Other liabilities	3,138	3,392
Total liabilities	319,512	314,324
Contingencies and commitments *(note 10)*		
Shareholders' equity *(note 9)*	145,633	144,488
	465,145	458,812

See accompanying notes

On behalf of the Board:

Robbert Hartog
Director

V. Prem Watsa
Director

Consolidated Statements of Loss

($000s)

Years ended December 31	**2002**	2001
Revenue	457,874	438,919
Cost and expenses		
Cost of service	**353,240**	350,535
Selling, general and administration	**86,607**	75,691
Interest	**11,782**	13,488
Other *(note 10)*	**19,966**	—
	471,595	439,714
Loss before income taxes	**(13,721)**	(795)
Provision for (recovery of) income taxes *(note 11)*	**3,764**	(4,074)
Earnings (loss) before goodwill amortization	**(17,485)**	3,279
Goodwill amortization	**—**	9,118
Net loss for the year	**(17,485)**	(5,839)
Earnings (loss) per share		
Including goodwill amortization	**$(1.28)**	$(0.41)
Excluding goodwill amortization	**$(1.28)**	$0.23

See accompanying notes

Consolidated Statements of Deficit

($000s)

Years ended December 31	**2002**	2001
Deficit, beginning of year	**(20,842)**	(15,003)
Net loss for the year	**(17,485)**	(5,839)
Transfer from contributed surplus *(note 9)*	**29,940**	—
Deficit, end of year	**(8,387)**	(20,842)

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS

($000s)

Years ended December 31	**2002**	2001
OPERATING ACTIVITIES		
Net loss for the year	**(17,485)**	(5,839)
Add (deduct) items not affecting cash		
Depreciation	**8,432**	9,249
Goodwill amortization	**—**	9,118
Future income taxes	**(677)**	(5,106)
	(9,730)	7,422
Changes in non-cash working capital balances related to operations		
Accounts receivable	**9,375**	(1,550)
Claims in process	**55**	5,055
Prepaid expenses	**6,041**	(400)
Income taxes recoverable	**1,958**	2,131
Accounts payable and accrued liabilities	**4,914**	7,872
Pension and other liabilities	**(40)**	(533)
Cash provided by operating activities	**12,573**	19,997
INVESTING ACTIVITIES		
Business acquisitions including payment of deferred proceeds	**(5,365)**	(4,225)
Purchase of property and equipment, net	**(457)**	(6,257)
Other assets	**988**	(1,106)
Eastgate settlement	**(7,704)**	—
Cash used in investing activities	**(12,538)**	(11,588)
FINANCING ACTIVITIES		
Bank indebtedness	**(1,466)**	531
Dividends paid	**—**	(3,575)
Issuance of long-term debt	**308**	314
Repayment of long-term debt	**(11,637)**	(2,558)
Issuance of promissory notes	**10,510**	—
Cash used in financing activities	**(2,285)**	(5,288)
Effect of exchange rate changes on cash	**301**	(1,705)
Net increase (decrease) in cash during the year	**(1,949)**	1,416
Cash, beginning of year	**2,796**	1,380
Cash, end of year	**847**	2,796
SUPPLEMENTAL INFORMATION		
Cash interest paid	**13,090**	13,008
Cash taxes paid	**2,588**	(959)

See accompanying notes

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in $000s except as otherwise indicated)

December 31, 2002 and 2001

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of Lindsey Morden Group Inc. (the "Company") have been prepared in accordance with Canadian generally accepted accounting principles. The more significant of the accounting policies are summarized as follows:

Basis of presentation

The consolidated financial statements include the accounts of the Company and all of its subsidiaries. Principal subsidiaries of the Company are Cunningham Lindsey Canada Limited, Cunningham Lindsey U.S., Inc. and Lindsey Morden Acquisitions, which is the parent company of Cunningham Lindsey United Kingdom, Cunningham Lindsey Europe BV, and Cunningham Lindsey International Limited. Acquisitions are accounted for by the purchase method, whereby the results of acquired companies are included only from the date of acquisition. Divestitures are included up to the date of disposal.

The Company's investments in affiliates over which it has significant influence are accounted for on the equity basis.

Claims in process

The Company records its inventory of claims in process at their estimated realizable value at year-end. Claims adjustment fees arising therefrom are accounted for on an estimated percentage-of-completion basis.

Property and equipment

Property and equipment are recorded at cost. Depreciation of property and equipment is principally computed at rates based on estimated useful lives as follows:

Buildings	5% declining balance
Automobiles	25% - 33% straight-line
Furniture and fixtures	20% - 25% declining balance
Computer equipment	25% - 30% declining balance
Leasehold improvements	straight-line over the lease term

Goodwill

On January 1, 2002, a new accounting standard related to goodwill and other intangible assets was implemented. Under the goodwill and other intangible assets standard, goodwill and intangible assets with an indefinite useful life are no longer amortized but are subject to an annual review for impairment. The Company evaluated its existing goodwill and intangible assets acquired in prior purchase business combinations on the date of adoption and at December 31, 2002 for impairment, and concluded that no provisions for impairment were required based on current and expected profitability of the Company's operating segments.

Prior to January 1, 2002, the excesses of purchase cost over the fair value of net assets of acquired businesses were amortized on a straight-line basis over a period of up to forty years. The Company assessed the continuing value of goodwill based on the underlying undiscounted cash flows and operating results of the subsidiaries. The goodwill amortization amount was presented on a net-of-tax basis as a separate line item in the consolidated statements of loss.

Income taxes

Income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets or liabilities and their tax bases based on the tax rates which are expected to be in effect when the asset or liability is settled.

Revenue recognition

Revenue is recognized as services are rendered based on percentage-of-completion estimates. Deferred revenue represents the estimated unearned portion of fees received or billed on certain fixed price claims administration contracts.

Earnings (loss) per share

Earnings (loss) per share figures are calculated using the weighted average number of common shares outstanding during the years. The weighted average number of common shares is exclusive of shares held by the Company as security for employee loans and the unvested portion of shares held for obligations under the employee share plan that have not been recognized as compensation expense. There are no changes between basic and fully diluted earnings (loss) per share.

Foreign currency translation

Monetary assets and liabilities in foreign currencies are translated into Canadian dollars at year-end exchange rates. Revenues and expenses are translated at the average yearly exchange rates. Realized gains and losses on foreign exchange transactions are recognized in the consolidated statements of loss.

The operations of the Company's subsidiaries are self-sustaining. As a result, the assets and liabilities of these subsidiaries are translated at the year-end exchange rates. Revenues and expenses are translated at the average yearly exchange rates. The Company enters into foreign currency contracts from time to time to hedge the foreign currency exposure related to certain investments in foreign operations. Such contracts are marked-to-market at year-end and translated at the year-end rates of exchange. The net unrealized gains or losses which result from translation of subsidiaries' assets and liabilities, less related hedging gains or losses, are deferred and included in shareholders' equity under the caption "Currency translation adjustment" *(note 9)*.

Employee benefit plans

Certain employees of Cunningham Lindsey United Kingdom participate in defined benefit plans. The cost of pension benefits earned by these employees is actuarially determined using the projected benefit method pro rated on services and is charged to expense as services are rendered. This cost reflects management's best estimate of the pension plans' expected investment yields, salary escalations, mortality of members, terminations and the ages at which members will retire. For the purpose of calculating the expected return on plan assets, those assets are valued at fair values. Adjustments arising from the plan amendments, experience gains and losses and changes in assumptions are amortized over the estimated average remaining service lives of the employee groups. The difference between the pension expense and the funding payments is recorded in the consolidated balance sheets under other assets or other liabilities, as applicable.

Employees in certain other subsidiaries may participate in defined contribution plans and the current service costs are expensed in the period in which they are incurred.

(in $000s except as otherwise indicated)

December 31, 2002 and 2001

Employee share plan

The Company has an employee share plan. The value of shares granted under the plan is recognized in income over the vesting period of the shares *(note 5)*.

2. ACCOUNTS RECEIVABLE

Accounts receivable, net of allowance, consist of the following:

	2002	2001
Trade	86,800	88,603
Other	11,609	9,831
	98,409	98,434

The fair value of accounts receivable approximates its carrying value.

3. CLAIMS IN PROCESS

The estimated realizable value of claims in process as at December 31, 2002 of $55,157 (2001 - $51,478) is primarily calculated based on the number of claims outstanding at the year-ends, the average revenue per claim for each year and an estimate of the average percentage-of-completion for the claims outstanding at the year-ends. The estimated realizable value of certain higher value claims is calculated based on unbilled hours and charge-out rates. The percentage-of-completion estimates are based on previous years' experience and the Company's understanding of estimates used within the industry. It is possible that actual results could differ from those estimates. The fair value of claims in process approximates its carrying value.

(in $000s except as otherwise indicated)

December 31, 2002 and 2001

4. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	2002	2001
Cost		
Land	641	648
Buildings and leasehold improvements	14,296	13,844
Automobiles	6,145	8,121
Furniture and fixtures	42,509	42,954
Computer equipment	39,115	34,510
	102,706	100,077
Accumulated depreciation		
Buildings and leasehold improvements	8,255	7,543
Automobiles	3,846	4,120
Furniture and fixtures	32,903	29,230
Computer equipment	34,265	29,899
	79,269	70,792
Net book value		
Land	641	648
Buildings and leasehold improvements	6,041	6,301
Automobiles	2,299	4,001
Furniture and fixtures	9,606	13,724
Computer equipment	4,850	4,611
	23,437	29,285

(in $000s except as otherwise indicated)

December 31, 2002 and 2001

5. OTHER ASSETS

Other assets consist of the following:

	2002	2001
Note receivable	—	6,612
Cash surrender value of life insurance policies *(note 8)*	2,814	5,887
Accrued pension benefit asset *(note 8)*	501	729
Debenture issue discount and expenses	1,092	1,292
Investment in preferred shares	4,311	8,100
Investment in affiliates	928	1,050
Other	980	528
	10,626	24,198

The Company withdrew $3,073 of the cash surrender value of life insurance policies in 2002. Debenture issue discount and expenses relate to the issuance of $125 million 7% unsecured Series "B" debentures due June 16, 2008 and are being amortized to income over the term of the debentures.

The investment in preferred shares represents an investment in affiliated companies established to hold subordinate voting shares of the Company for the purpose of the employee share plan. At December 31, 2002, the affiliated companies held 548 thousand subordinate voting shares of the Company. At December 31, 2002, commitments under the plan consisted of 670 thousand subordinate voting shares with 327 thousand vesting in each of 2003 and 2006 and 8 thousand vesting in each of 2005 and 2008. Options under the employee share plan expire on December 16, 2011. In 2002, $3,789 of the investment in preferred shares was amortized and charged to selling, general and administration expenses.

6. BANK INDEBTEDNESS

As at December 31, 2002, the Company had lines of credit in Canada, the United States, the United Kingdom and Europe totalling $97.6 million (2001 - $127.0 million) of which $44.2 million was drawn under the committed facilities. Of the $97.6 million, $47.3 million is in committed facilities and $50.3 million is in demand facilities. Of the committed facilities, $47.3 million is committed until October 31, 2003 and $26.3 million until October 31, 2004. Bank indebtedness as at December 31, 2002 was $41.5 million (2001 - $43.0 million) consisting of drawn lines, net of cash.

The bank indebtedness bears floating rates of interest based on bank prime in Canada, LIBOR plus 1% in the United States, base rate plus 1.0% in the United Kingdom, and base rate plus 1.75% in Europe. As at December 31, 2002, the interest rates were: Canada 2.8% (2001 - 4.0%), the United States 2.4% (2001 - 3.1%), the United Kingdom 5.0% (2001 - 5.0% to 5.1%) and Europe 4.8% (2001 - 5.0%). The Company is in compliance with all the covenants at December 31, 2002. The fair value of the bank indebtedness approximates its carrying value.

(in $000s except as otherwise indicated)

December 31, 2002 and 2001

7. LONG-TERM DEBT

Long-term debt consists of the following:

	2002	2001
$125,000 7% unsecured Series "B" debentures due June 16, 2008 with interest payable semi-annually on June 16 and December 16	125,000	125,000
U.S.$3,383 drawn against a U.S.$7,500 non-revolving term credit facility bearing interest at floating rates based on LIBOR plus 1.15%. Repaid in 2002.	—	5,400
Foreign currency contracts *(note 13)*	2,632	5,094
Other	2,407	2,837
	130,039	138,331
Less current portion	1,264	10,593
	128,775	127,738

Future principal repayments on long-term debt are scheduled as follows:

2003	1,264
2004	709
2005	36
2006	3,006
2007	24
2008	125,000
	130,039

Interest on long-term debt was $8,964 (2001 - $9,217).

The fair value of the $125,000 7% unsecured Series "B" debentures at December 31, 2002 was approximately $96,875 (2001 - $81,950). The Company entered into a loan agreement for the Series "B" debentures which imposed certain restrictions on the Company. All conditions were met during 2002 and 2001.

(in $000s except as otherwise indicated)

December 31, 2002 and 2001

8. EMPLOYEE FUTURE BENEFITS

Subsidiaries of the Company have defined benefit and defined contribution plans providing pension and other retirement benefits.

The total expense for defined contribution plans was $4,564 (2001 - $3,787).

The United States subsidiary maintains a retirement plan for certain current and former executives providing payments for 15 years upon the employees' retirement or death. Vesting occurs on the earlier of normal retirement or death while employed by the subsidiary company. The consolidated balance sheet liability of $5,125 (2001 - $5,544) (2002 - U.S.$3,244; 2001 - U.S.$3,473) represents the ratable portion of the ultimate payments under these arrangements considered earned to date. Of this amount, approximately $3,983 (2001 - $4,593) (2002 - U.S.$2,521; 2001 - U.S.$2,877) is considered vested. The death benefit is funded with life insurance policies. The face value of these policies approximates $13,118 (2001 - $13,256) (2002 - U.S.$8,304; 2001 - U.S.$8,304). The cash surrender value of these policies is included in other assets *(note 5)*.

Cunningham Lindsey United Kingdom operates two defined benefit pension plans on behalf of certain of its employees. The assets of the plans are held in separate trustee administered funds. These plans are closed to new members.

Information about these plans, in aggregate, is as follows:

	2002	2001
Plan assets		
Fair value at beginning of year	**170,233**	164,703
Actual return on plan assets	**2,120**	(877)
Employer's contributions	**5,824**	3,932
Employees' contributions	**2,097**	2,124
Benefits paid	**(1,970)**	(5,815)
Exchange gain	**16,775**	6,043
Payments from contributions agency	**307**	123
Fair value at end of year	**195,386**	170,233

(in $000s except as otherwise indicated)

December 31, 2002 and 2001

	2002	2001
Accrued benefit obligations		
Balance at beginning of year	189,542	140,984
Current service cost	7,886	8,562
Interest cost	11,418	9,992
Benefits paid	(1,970)	(5,815)
Actuarial loss (gain)	(5,121)	28,912
Exchange loss	18,904	6,907
Balance at end of year	220,659	189,542

	2002	2001
Funded status		
Plan deficit	(25,273)	(19,309)
Unamortized net actuarial loss	30,507	24,780
Unamortized transitional asset	(4,733)	(4,742)
Accrued benefit asset	501	729

The significant actuarial assumptions adopted in measuring the accrued benefit obligations are as follows (weighted average assumptions as at December 31):

	2002	2001
Discount rate	5.8 %	5.9 %
Expected long-term rate of return on plan assets	6.4 %	6.3 %
Rate of compensation increase	4.0 %	4.4 %

The net benefit plan expense (income) is as follows:

	2002	2001
Current service cost net of employees' contributions and payments from contributions agency	5,482	6,315
Interest cost	11,418	9,992
Expected return on assets	(11,036)	(10,244)
Amortization of gain	660	—
Amortization of transitional asset	(191)	(181)
Net benefit plan expense	6,333	5,882

(in $000s except as otherwise indicated)

December 31, 2002 and 2001

9. SHAREHOLDERS' EQUITY

Shareholders' equity consists of the following:

	2002	2001
Share capital	**137,518**	165,518
Contributed surplus	**—**	1,940
Employee share purchase loans	**(1,620)**	—
Currency translation adjustment	**18,122**	(2,128)
Deficit	**(8,387)**	(20,842)
	145,633	144,488

On April 18, 2002, the shareholders of the Company resolved to reduce the stated capital of the Company's multiple voting and subordinate voting shares by $28,000. Contributed surplus as at April 18, 2002 was used to reduce the Company's deficit.

The change in the currency translation adjustment account from a negative of $2,128 to a positive of $18,122 primarily relates to unrealized gains on the translation of the assets and liabilities of the Company's foreign operations due to the strengthening of the United Kingdom pound and the European Monetary Union euro relative to the Canadian dollar.

During 2002, certain employee loans guaranteed by the Company, as described in note 10, matured. The Company purchased the loans from the bank demanding repayment for the face value of the loans. As at December 31, 2002, the Company has loaned $1,620 to employees and former employees to assist in purchasing subordinate voting shares of the Company. The majority of the loans are due on demand and bear no interest. As collateral, the employees have pledged 178 thousand subordinate voting shares that had a market value at December 31, 2002 of $1,404. The Company intends to collect the majority of these loans from the sale of shares over certain periods of time, and therefore, the amount of the loans has been recorded as a reduction in shareholders' equity.

The share capital of the Company consists of the following:

	2002	2001
Authorized		
Unlimited preferred shares		
2,172,829 multiple voting shares, carrying 10 votes per share, convertible into subordinate voting shares on a one-for-one basis		
Unlimited subordinate voting shares		
Issued		
2,172,829 multiple voting shares	**1,214**	1,461
12,128,256 subordinate voting shares	**136,304**	164,057
	137,518	165,518

(in $000s except as otherwise indicated)

December 31, 2002 and 2001

10. CONTINGENCIES AND COMMITMENTS

The Company and its subsidiaries are defendants in various legal claims arising out of their businesses. The outcome of these claims is not determinable but management considers that liabilities, if any, resulting from these lawsuits would not materially affect the consolidated financial position of the Company.

In March 2000, the Company received a claim by Eastgate Group Limited for damages of £32.6 million plus interest respecting alleged breaches of representations and warranties of the Company in the share purchase agreement pursuant to which Eastgate purchased Hambro Assistance from the Company for £51.0 million in November 1998. Other expenses of $20.0 million in 2002 include legal settlement expenses of $14.2 million related significantly to the settlement of two lawsuits, including the Eastgate lawsuit.

The Company maintains funds in trust to administer claims for certain clients. These funds are not available for the Company's general operating activities and, as such, have not been recorded in the accompanying consolidated balance sheets. The amount of these funds totaled $94,334 at December 31, 2002 (2001 - $73,952).

One of the Company's United Kingdom subsidiaries is currently in discussions with the local taxation authorities regarding an outstanding withholding tax application. Such discussions could result in an additional withholding tax liability of the subsidiary, however, the outcome is not determinable at this time.

In addition to the loans described in note 9, the Company has guaranteed employee and former employee loans, due on demand, with a bank totaling $1,273 (2001 - $2,729) to assist in purchasing subordinate voting shares of the Company. The Company has agreed with the bank to acquire these loans in April 2003 at face value. Interest on the employee loans is paid by the Company. As collateral, the employees have pledged 117 thousand (2001 - 241 thousand) subordinate voting shares that have a year-end market value of $922 (2001 - $1,685).

The Company leases premises, automobiles and equipment under various operating leases. Future minimum annual lease payments are as follows:

2003	39,779
2004	24,627
2005	18,978
2006	14,985
2007	11,777
Thereafter	47,206
	157,352

(in $000s except as otherwise indicated)

December 31, 2002 and 2001

11. INCOME TAXES

A reconciliation of the provision for (recovery of) income taxes calculated at statutory rates is summarized in the following table:

	2002	2001
Provision for (recovery of) income taxes at statutory tax rate	**(5,300)**	(4,146)
Non-deductible expenses	**2,609**	5,870
Tax losses not recorded	**6,019**	—
Utilization of prior years' losses	**—**	(2,572)
Increase in valuation allowance	**2,003**	—
Income earned outside Canada	**(1,972)**	(3,883)
Other	**405**	657
Provision for (recovery of) income taxes	**3,764**	(4,074)

The future tax assets primarily relate to the benefit of losses available for carry forward and temporary differences generated by provisions. The future tax liabilities relate to the temporary differences on claims in process and property and equipment.

In addition to the tax assets recognized in the consolidated financial statements, the Company has non-capital losses available for carry forward of approximately $9 million, which may be used to reduce future years' taxable income. These losses will expire between 2006 and 2009. The Company also has capital losses available for carry forward of $20 million that may be carried forward indefinitely.

(in $000s except as otherwise indicated)
December 31, 2002 and 2001

12. RELATED PARTY TRANSACTIONS

In April 2002, the Company borrowed $7,250 from its parent company by way of a short-term promissory note bearing interest at 7.5% per annum. Interest on the promissory note expensed and paid in 2002 was $376 and is payable at the end of each calendar quarter and at maturity, April 24, 2003. The Company has the right to prepay the promissory note without penalty. Proceeds from the promissory note issuance were used primarily to pay the settlement of the Eastgate litigation and related costs described in note 10.

In December 2002, the Company borrowed $3,260 from its parent company by way of a short-term promissory note bearing interest at 7.5% per annum. Interest on the promissory note is payable at March 31, 2003 and at maturity, April 24, 2003. The Company has the right to prepay the promissory note without penalty. Proceeds from the promissory note issuance were used primarily to pay the settlement of a foreign exchange contract described in note 13.

The parent company has committed to provide financing as necessary to the Company until at least January 2004 in order to allow the Company to meet its liabilities as and when they fall due, but only to the extent that money is not otherwise available to the Company to meet such liabilities. In January 2003, the Company borrowed $2,000 under this arrangement by way of a promissory note on identical terms and conditions as the December 2002 promissory note.

In the second quarter of 2002, the parent company acquired greater than 75% of the total number of all shares outstanding of the Company which allowed it to include the Company's United Kingdom subsidiaries in its consolidated tax return filings in the United Kingdom in 2002. The Company made tax installment payments totaling $2,061 (£833), of which $857 (£346) was paid in 2003, to its parent company related to 2002. The $2,061 of tax installment payments would otherwise have been paid to tax authorities in the United Kingdom.

During 2002, the Company paid $253 (2001 - $253) to its parent company in respect of management fees. Revenue from services rendered to companies under the parent company's control in the normal course of business in 2002 was $10,435 (2001 - $14,001).

13. FOREIGN CURRENCY CONTRACTS

As at December 31, 2002, the Company has a forward foreign exchange contract of U.S.$10,000 maturing in October 2006 with a forward value of $13,390 which hedges an investment in a subsidiary. The unrealized loss on this contract during the year of $135 (2001 - $4,021) is included in currency translation adjustment. A loss of $2,992 is included in net loss for the year (2001 - loss of $1,073) related to the portion of foreign exchange contracts which did not qualify for hedge accounting.

(in $000s except as otherwise indicated)

December 31, 2002 and 2001

14. SEGMENTED INFORMATION

The Company operates through its subsidiaries principally in Canada, the United States, the United Kingdom, Europe and internationally in the insurance claims management industry segment. Cunningham Lindsey International Limited operates out of London, England and has a network of offices in the United States, Latin America, Asia and the Middle East.

Financial information by operating segment is as follows (all in Canadian dollars):

2002	Canada	United States	United Kingdom	Europe	International	Corporate	Consolidated
Revenue	53,611	108,528	183,415	67,044	45,276	—	457,874
Operating earnings (loss)	4,155	(3,341)	15,339	6,660	5,024	(9,810)	18,027
Interest expense	(355)	(384)	(45)	(868)	(578)	(9,552)	(11,782)
Income tax recovery (expense)	(3,916)	1,097	(3,741)	(2,271)	(1,428)	6,495	(3,764)
Other expense	—	—	—	—	—	(19,966)	(19,966)
Net earnings (loss)	(116)	(2,628)	11,553	3,521	3,018	(32,833)	(17,485)
Depreciation expense	306	1,181	4,541	1,435	969	—	8,432
Property and equipment & goodwill additions	203	403	2,110	3,351	1,153	5	7,225
Goodwill	7,534	18,611	197,493	22,692	6,283	—	252,613
Identifiable assets	29,468	65,777	274,384	40,973	43,013	11,530	465,145

2001	Canada	United States	United Kingdom	Europe	International	Corporate	Consolidated
Revenue	54,666	130,951	162,872	53,657	36,773	—	438,919
Operating earnings (loss)	2,696	888	10,626	3,244	4,007	(8,768)	12,693
Interest expense	(294)	(718)	(1,610)	(813)	(449)	(9,604)	(13,488)
Income tax recovery (expense)	(1,067)	200	(264)	(875)	(1,133)	7,213	4,074
Goodwill amortization	—	—	—	—	—	(9,118)	(9,118)
Net earnings (loss)	1,335	370	8,752	1,556	2,425	(20,277)	(5,839)
Depreciation expense	653	1,081	4,659	1,861	995	—	9,249
Property and equipment & goodwill additions	596	1,534	2,848	9,516	1,078	—	15,572
Goodwill	7,534	19,460	180,609	18,096	4,977	—	230,676
Identifiable assets	34,283	69,892	262,271	38,506	36,650	17,210	458,812

Directors and Officers

Directors of the Company

Francis Chou
Vice President
Fairfax Financial Holdings Limited

James Dowd
Chairman of the Company
President & Chief Executive Officer
Fairfax Inc.

Anthony Griffiths
Corporate Director
& Independent Consultant

Robbert Hartog
President
Robhar Investments Ltd.

Michael Langdon
Chairman
Rutland Fund Management Limited

Karen Murphy
President & Chief Executive Officer
of the Company

Eric Salsberg
Vice President, Corporate Affairs
Fairfax Financial Holdings Limited

Christopher Sporborg
Chairman
Countrywide Assured Group plc

V. Prem Watsa
Chairman & Chief Executive Officer
Fairfax Financial Holdings Limited

Officers of the Company

Karen Murphy
President & Chief Executive Officer

Peter Fritze
Senior Vice President, Corporate Affairs
& Corporate Secretary

David Langille
Senior Vice President & Chief Financial Officer

Shareholder Information

Share Capital

The Company's share capital consists of subordinate voting shares carrying one vote per share and multiple voting shares carrying 10 votes per share, convertible into subordinate voting shares on a one-for-one basis. At December 31, 2002 there were 12,128,256 subordinate voting shares and 2,172,829 multiple voting shares outstanding.

Share Listing

The subordinate voting shares of the Company are listed on The Toronto Stock Exchange under the symbol "LM".

Transfer Agent and Registrar

The Company's transfer agent and registrar is:
CIBC Mellon Trust Company
PO Box 7010, Adelaide Street Postal Station
Toronto, Ontario
M5C 2W9

AnswerLine™:	416 643 5500
	Or 1 800 387 0825
Facsimile:	416 643 5501
Website:	www.cibcmellon.com
E-mail:	inquiries@cibcmellon.ca

Investor Contact

Investors requiring additional copies of the Annual and Quarterly Reports or other public information of the Company may contact the Corporate Secretary at 416 596 8020.

Annual Meeting

The annual meeting of shareholders of the Company will be held at 3:30 pm on Tuesday, April 15, 2003, in the Ketchum Room, 3rd Floor, The Toronto Board of Trade, 1 First Canadian Place, Toronto, Ontario.

Legal Counsel

The Company's legal counsel is Torys LLP.

Auditors

The Company's auditors are Ernst & Young LLP.

Trading of Stock

The following table sets out information regarding the subordinate voting shares of the Company traded on The Toronto Stock Exchange for 2002 and the preceding four years.

	High	Low	Close	Volume
1998	25.00	12.50	25.00	814,872
1999	36.00	17.10	17.10	543,631
2000	17.50	6.50	8.50	867,255
2001	9.00	5.00	7.00	455,847
2002	9.50	6.00	7.90	392,115

CORPORATE AND SUBSIDIARY HEADQUARTERS

CORPORATE OFFICE

Lindsey Morden Group Inc.
70 University Avenue, Suite 1200
Toronto, Ontario, Canada M5J 2M4
Tel: 416 596 8020
Fax: 416 596 6510
E-mail: corpservices@na.cunninghamlindsey.com
Website: www.lindseymordengroupinc.com

SUBSIDIARY HEADQUARTERS

Cunningham Lindsey Canada Limited
70 University Avenue, Suite 1200
Toronto, Ontario, Canada M5J 2M4
Tel: 416 596 8020
Fax: 416 596 6510
E-mail: corpservices@na.cunninghamlindsey.com
Website: www.cunninghamlindseycanada.com

Cunningham Lindsey U.S., Inc.
P.O. Box 703689
Dallas, Texas, United States
75370-3689
Tel: 214 488 5139
Fax: 214 488 6570
E-mail: corpservices@na.cunninghamlindsey.com
Website: www.cunninghamlindseyus.com

Cunningham Lindsey United Kingdom
Apex Plaza
Forbury Road
Reading
Berkshire RG1 1AX
United Kingdom
Tel: 44 118 960 7100
Fax: 44 118 950 5424
E-mail: headoffice@uk.cunninghamlindsey.com
Website: www.cunninghamlindsey.co.uk

Cunningham Lindsey Europe BV
Amstel 93
1018 EL Amsterdam
PO Box 20201
1000 HE Amsterdam, The Netherlands
Tel: 31 20 626 4535
Fax: 31 20 638 6396
E-mail: europe@eu.cunninghamlindsey.com
Website: www.cunninghamlindseyeurope.com

Cunningham Lindsey International Limited
International House
1 St. Katharine's Way
London E1W 1UU
United Kingdom
Tel: 44 20 7816 1800
Fax: 44 20 7816 1816
E-mail: info@int.cunninghamlindsey.com
Website: www.cunninghamlindseyinternational.com

Vale National Training Centers, Inc.
2424 East Randol Mill Road
Arlington, Texas, United States 76011
Tel: 817 633 4800
Fax: 817 633 2922
Website: www.valenational.com

Claims International Limited
14th Floor
Leon House
201-241 High Street
Croydon CR9 1ER
United Kingdom
Tel: 44 20 8760 7224
Fax: 44 20 8686 5387

82-5143

LINDSEY MORDEN GROUP INC.

03 MAR 17 AM 7:21

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual meeting of shareholders of Lindsey Morden Group Inc. (the "Corporation") will be held in the Ketchum Room, 3rd Floor, The Toronto Board of Trade, 1 First Canadian Place, Toronto, Ontario, on Tuesday, April 15, 2003 at 3:30 p.m. (Toronto time), for the following purposes:

1. to receive the Annual Report, including the audited financial statements of the Corporation for the year ended December 31, 2002 and the report of the auditors thereon;

2. to elect directors;

3. to appoint the auditors; and

4. to transact such further and other business as may properly come before the meeting or any adjournment thereof.

If you cannot be present to vote in person at the meeting, please complete and sign the enclosed form of proxy and return it in the envelope provided to CIBC Mellon Trust Company, Proxy Department, 200 Queen's Quay East, Unit #6, Toronto, Ontario M5A 4K9 before 2:00 p.m. (Toronto time) on April 14, 2003 or, if the meeting is adjourned, 48 hours (excluding Saturdays and holidays) before any adjourned meeting. Reference is made to the form of proxy and the accompanying management proxy circular for further information regarding completion and use of the proxy and other information pertaining to the meeting.

By Order of the Board of Directors

Peter Fritze

PETER FRITZE
Senior Vice President, Corporate Affairs
and Corporate Secretary

Toronto, Ontario
March 3, 2003

MANAGEMENT PROXY CIRCULAR

SOLICITATION OF PROXIES

The enclosed proxy is solicited by the management of Lindsey Morden Group Inc. (the "Corporation") for use at the annual meeting of shareholders of the Corporation (the "meeting") referred to in the accompanying notice of meeting to be held at the time and place and for the purposes set forth in the notice, and at any adjournment of the meeting. The information in this management proxy circular (the "circular") is furnished in connection with management's solicitation of proxies and is given as of March 3, 2003 unless indicated otherwise.

The cost of soliciting proxies will be borne by the Corporation. The solicitation will be made primarily by mail, although certain officers and employees of the Corporation may solicit proxies by telephone or personally at nominal cost to the Corporation.

The persons named in the enclosed form of proxy are representatives of management of the Corporation and are directors and officers of the Corporation. **A shareholder who wishes to appoint another person as proxyholder to attend, vote and otherwise act on the shareholder's behalf at the meeting or any adjournment thereof may do so by inserting such person's name in the blank space provided in the form of proxy or by completing another form of proxy.** Such other person need not be a shareholder of the Corporation.

To be valid, proxies must be deposited with the Corporation's transfer agent, CIBC Mellon Trust Company, Proxy Department, 200 Queen's Quay East, Unit #6, Toronto, Ontario M5A 4K9 before 2:00 p.m. (Toronto time) on April 14, 2003 or, if the meeting is adjourned, 48 hours (excluding Saturdays and holidays) before any adjourned meeting.

The management representatives designated in the enclosed form of proxy will vote or withhold from voting the shares in respect of which they are appointed by proxy on any ballot that may be called for in accordance with the instructions of the shareholder as indicated on the proxy and, if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly. **In the absence of such direction, such shares will be voted by the management representatives for the election of directors and for the appointment of auditors as indicated under those headings in this circular.**

The enclosed form of proxy shall confer discretionary authority upon the management representatives designated in the form of proxy with respect to amendments to matters identified in the notice of meeting and with respect to other matters that may properly come before the meeting. At the date of this circular, the management of the Corporation knows of no such amendments or other matters.

Only registered holders of Subordinate Voting Shares and Multiple Voting Shares of the Corporation, or the persons they appoint as their proxyholders, are permitted to attend and vote at the meeting. However, in many cases, Subordinate Voting Shares of the Corporation beneficially owned by a holder (a "Non-Registered Holder") are registered either:

(a) in the name of an intermediary that the Non-Registered Holder deals with in respect of the shares. Intermediaries include banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

(b) in the name of a depository (such as The Canadian Depository for Securities Limited or "CDS").

In accordance with Canadian securities law, the Corporation has distributed copies of the notice of meeting, this circular, the form of proxy and the 2002 Annual Report (collectively, the "meeting materials") to CDS and intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward meeting materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Typically, intermediaries will use service companies to forward the meeting materials to Non-Registered Holders. Non-Registered Holders who have not waived the right to receive meeting materials will either:

(a) be given a proxy which has already been signed by the intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. This form of proxy need not be signed by the Non-Registered Holder. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with CIBC Mellon Trust Company, Proxy Department, 200 Queen's Quay East, Unit #6, Toronto, Ontario M5A 4K9 as described above; or

(b) receive a voting instruction form which must be completed and signed by the Non-Registered Holder in accordance with the directions on the voting instruction form (which may in some cases permit the completion of the voting instruction form by telephone or through the Internet).

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the shares they beneficially own. Should a Non-Registered Holder wish to attend and vote at the meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder's (or such other person's) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form. ***In either case, the Non-Registered Holder should carefully follow the instructions of their intermediaries and their service companies.***

A registered shareholder who has given a proxy may revoke the proxy by:

(a) completing and signing a proxy bearing a later date and depositing it with CIBC Mellon Trust Company as described above;

(b) depositing an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing: (i) at the registered office of the Corporation at any time up to and including the last business day preceding the day of the meeting, or any adjournment of the meeting, at which the proxy is to be used, or (ii) with the chairman of the meeting prior to the commencement of the meeting on the day of the meeting or any adjournment of the meeting; or

(c) in any other manner permitted by law.

A Non-Registered Holder may revoke a voting instruction form or a waiver of the right to receive meeting materials and to vote given to an intermediary at any time by written notice to the intermediary, except that an intermediary is not required to act on a revocation of voting instruction form or of a waiver of the right to receive materials and to vote that is not received by the intermediary at least seven days prior to the meeting.

Copies of the Corporation's current Annual Information Form ("AIF") together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the AIF; the Corporation's most recently filed comparative annual financial statements, together with the accompanying report of the auditors, and any interim financial statements of the Corporation that have been filed for any period after the end of the Corporation's most recently completed financial year; and this circular are available to anyone, upon request, from the Secretary of the Corporation, and without charge to security holders of the Corporation.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation has outstanding 12,128,256 Subordinate Voting Shares and 2,172,829 Multiple Voting Shares.

Each Subordinate Voting Share carries one vote per share and each Multiple Voting Share carries ten votes per share at all meetings of shareholders except for separate meetings of holders of any class of shares. Should the trading price of the Subordinate Voting Shares fall below $4.00 per share (as adjusted pursuant to the articles of the Corporation in specified circumstances) during a specified period prior to a shareholders' meeting, the Multiple Voting Shares will temporarily lose their multiple voting rights for that meeting. The Multiple Voting Shares will automatically and permanently be reduced to one vote per share if Fairfax Financial Holdings Limited ("Fairfax"), a publicly-traded financial services holding company and the holder of all the issued and outstanding Multiple Voting Shares, sells more than one-third of the Multiple Voting Shares held by it, except to a purchaser who makes an equivalent unconditional offer for all Subordinate Voting Shares of the Corporation. Fairfax has agreed not to sell Multiple Voting Shares except to such a purchaser. The Multiple Voting Shares will also automatically and permanently lose their multiple voting share rights if there is a change of control of Fairfax. The Multiple Voting Shares are convertible on a one-for-one basis into Subordinate Voting Shares at any time at the option of the holder.

Management of the Corporation is not aware of any reason why the multiple voting rights attaching to each Multiple Voting Share to be voted at the meeting would be temporarily or permanently lost or reduced in the manner specified above. Accordingly, the information contained in this circular assumes that, for the purposes of the meeting, each Multiple Voting Share will carry ten votes per share.

Each holder of Multiple Voting Shares or Subordinate Voting Shares of record at the close of business on March 3, 2003, the record date established for notice of the meeting and for voting in respect of the meeting, will be entitled to vote at the meeting or any adjournment thereof. Holders of shares representing in person or by proxy at least 10% of the votes entitled to be voted at the meeting constitute a quorum at any meeting of shareholders.

To the knowledge of the directors and officers of the Corporation, the only person beneficially owning (directly or indirectly) or exercising control or direction over more than 10% of the votes attached to any class of shares of the Corporation is V. Prem Watsa, directly and indirectly through Fairfax which he indirectly controls. Fairfax owns all the Multiple Voting Shares and 8,559,113 Subordinate Voting Shares and Mr. Watsa directly owns an additional 63,750, and exercises control or direction over an additional 2,500, Subordinate Voting Shares; all of these shares, in aggregate, represent approximately 89.7% of the votes attaching to all classes of shares of the Corporation (100% of the total votes attached to the Multiple Voting Shares and 71.1% of the total votes attached to the Subordinate Voting Shares).

ANNUAL REPORT

A copy of the Corporation's 2002 Annual Report, including the audited financial statements of the Corporation and the notes thereto for the year ended December 31, 2002, and management's discussion and analysis of financial condition and results of operations, is enclosed. No action will be taken at the meeting with respect to approval or disapproval of the Annual Report.

ELECTION OF DIRECTORS

Nine directors are to be elected at the meeting to serve until the next annual meeting or until a successor is elected or appointed. Unless otherwise directed, proxies in the enclosed form will be voted for the election of the nominees named below. Management does not anticipate that any of the proposed nominees will be unable to serve as a director, but in case any of the nominees becomes unavailable for election for any presently unforeseen reason, the persons named in the proxy will have the right to use their discretion to select a substitute. The following information is submitted with respect to the nominees for director:

Name, Office in Corporation, Principal Occupation and Offices with Significant Affiliates	Director Since	Ownership or Control Over Voting Securities the Corporation (1)	Fairfax (1)
FRANCIS S.M. CHOU Vice President of Fairfax	1999	50,000	53,219
JAMES F. DOWD Chairman of the Corporation President and Chief Executive Officer of Fairfax Inc. Vice Chairman of Odyssey Re Holdings Corporation	2001	15,000 (2)	18,623
ANTHONY F. GRIFFITHS* Corporate Director and Independent Consultant Director of Fairfax	1989	2,800	13,000
ROBBERT HARTOG* President of Robhar Investments Ltd. (private investment company) Director of Fairfax	1987	4,400	156,640 (3)
MICHAEL R.F. LANGDON Chairman of Rutland Fund Management Limited (fund management company)	1999	8,240	nil
KAREN E. MURPHY President and Chief Executive Officer of the Corporation	2001	nil (4)	nil
ERIC P. SALSBERG Vice President, Corporate Affairs of Fairfax	2002 (5)	nil	84,952
CHRISTOPHER SPORBORG Chairman of Countrywide Assured Group plc (life assurance and financial services and estate agency) Chairman of Atlas Copco U.K. Holdings Ltd.	1999	nil	nil
V. PREM WATSA* Chairman and Chief Executive Officer of Fairfax	1987	(6)	(7)

**Denotes member of the Audit Committee*

(1) The information as to ownership or control over voting securities by each nominee, not being within the knowledge of the Corporation, has been provided by such nominee. The shares are in all cases Subordinate Voting Shares, except as set out in (6) and (7) below.

(2) Mr. Dowd has a grant of 15,000 restricted Subordinate Voting Shares pursuant to the Lindsey Morden Group Inc. Equity Plan.

(3) Also exercises control or direction over an additional 10,000 Subordinate Voting Shares of Fairfax.

(4) Ms. Murphy has an option to acquire 35,000 Subordinate Voting Shares pursuant to the Lindsey Morden Group Inc. Equity Plan.

(5) Mr. Salsberg previously was a director from 1987 to December 2001.

(6) Mr. Watsa controls Fairfax (see (7) below), which owns 2,172,829 Multiple Voting Shares and 8,559,113 Subordinate Voting Shares of the Corporation, and himself owns 63,750, and exercises control or direction over an additional 2,500, Subordinate Voting Shares of the Corporation.

(7) Mr. Watsa controls The Sixty Two Investment Company Limited, which owns 1,548,000 Multiple Voting Shares and 50,620 Subordinate Voting Shares of Fairfax, and himself beneficially owns an additional 227,886 Subordinate Voting Shares of Fairfax and exercises control or direction over an additional 2,100 Subordinate Voting Shares of Fairfax.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

Fairfax, the Corporation's parent company, purchases and maintains Directors' and Officers' Liability Insurance for the directors and officers of Fairfax and certain of its subsidiaries, including the Corporation. This insurance forms part of a blended insurance program which provides a three year combined aggregate limit of liability of US$250 million, which may be reinstated a single time upon payment of additional premium, with a deductible to the Corporation of US$1 million per loss under the Directors' and Officers' Liability Insurance. The approximate annual premium for the Directors' and Officers' Liability Insurance to Fairfax is US$490,000 of which approximately US$49,000 is allocated to the Corporation. The Directors' and Officers' Liability Insurance expires May 31, 2003. Fairfax is negotiating continued coverage on behalf of the Corporation.

SUMMARY COMPENSATION TABLE

The following table provides a summary of compensation earned in Canadian dollars during each of the last three fiscal years by the named executive officers (determined in accordance with applicable rules).

		Annual Compensation			Long-Term Compensation Awards	
Name & Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)(1)	Securities Under Options Granted (#)	All Other Compensation ($)(2)
Karen E. Murphy (3)	2002	330,000	—	—	—	10,000
President & CEO	2001	180,000	70,000	—	35,000	10,000
	2000	90,000	70,000	—	—	4,500
Peter K. Fritze (3)	2002	225,000	—	—	—	10,000
Sr. Vice President,	2001	160,000	40,000	—	35,000	10,000
Corporate Affairs and	2000	52,505	—	—	—	2,333
Corporate Secretary						
David C. Langille (3)	2002	147,269	—	—	—	7,083
Sr. Vice President,						
Chief Financial Officer						

(1) Other annual compensation is less than the lesser of $50,000 and 10% of the total annual salary and bonus of each named executive officer.

(2) *All other compensation is corporate contributions to a defined contribution pension plan on behalf of each named executive officer.*

(3) Karen Murphy commenced employment with the Corporation in July 2000. She was Chief Financial Officer of the Corporation from July 2000 to December 2001 and prior thereto was Chief Financial Officer of a Canadian insurance company. Peter Fritze commenced employment with the Corporation in September 2000 and prior thereto was a partner at Torys LLP. David Langille is paid salary of $210,000 per annum and commenced employment with the Corporation on April 18, 2002. Prior to joining the Corporation, Mr. Langille was Executive Vice President, Chief Financial Officer of Capital Environmental Resources Inc. from December 1998 to January 2002 and Vice President and Treasurer of Cott Corporation prior thereto.

Karen Murphy, Peter Fritze and David Langille each have an employment agreement with the Corporation. Each agreement is for an indefinite term and provides for a base monthly salary, bonus payable based on factors determined by the Corporation, and eligibility to participate in the equity compensation plan of the Corporation in place from time to time. The employment agreements may be terminated by the named executive officer on appropriate notice, by the Corporation for cause and, in the case of Mr. Fritze and Mr. Langille, by the Corporation on 12 and 18 months' notice, respectively, or salary, bonus and benefits in lieu thereof. Each named executive officer is entitled to car, non pension and pension benefits, 4 weeks' paid vacation and reimbursement of professional dues. Each named executive officer is subject to an obligation of confidentiality during and after employment with the Corporation.

EQUITY COMPENSATION PLAN

In 2001, the Corporation implemented the Lindsey Morden Group Inc. Equity Plan. Participants are senior officers of the Corporation and its subsidiaries. No awards were made under the plan to named executive officers in 2002. For U.S. participants, the plan operates as a restricted share plan under which participants are given Subordinate Voting Shares of the Corporation on stipulated vesting dates (generally July 1, 2003 and July 1, 2006 for existing awards). For non-U.S. participants, including the named executive officers below, the plan operates as nearly as possible like a restricted share plan but, in light of differences in applicable tax law, is structured to provide awards of options. Restricted share awards and option grants are made in respect of outstanding Subordinate Voting Shares acquired by an affiliate of the Corporation for the plan in order that awards and grants do not dilute the interests of other shareholders.

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Dec. 31/02 (#) Exercisable/Unexercisable	Value of Unexercised in-the-Money Options at Dec. 31/02 ($) Exercisable/Unexercisable
Karen E. Murphy	Nil	Nil	0/35,000 (1)	0/66,500
Peter K. Fritze	Nil	Nil	0/35,000 (1)	0/66,500

(1) Option grants are made by an affiliate of the Corporation in respect of outstanding Subordinate Voting Shares of the Corporation held by the affiliate. To ensure the plan operates as nearly as possible like the restricted share plan for U.S. participants pursuant to which participants are given Subordinate Voting Shares, the exercise price of each option is the lower of $6.00 per share and the market price per share of Subordinate Voting Shares on the last trading day before exercise. The right to exercise options vests as to 50% of shares under option on July 1, 2003 and as to 50% of shares under option on July 1, 2006. The options expire on December 16, 2011. Dividend equivalents (based on dividends paid on shares under option, if any) are paid at the time of exercise of an option.

COMPOSITION OF THE COMPENSATION COMMITTEE

The Compensation Committee of the Board of Directors (the "Committee") is composed of James F. Dowd, Francis S. M. Chou and Eric P. Salsberg. Mr. Dowd is Chairman of the Corporation.

REPORT ON EXECUTIVE COMPENSATION

The Committee is responsible for determining the compensation of the President and CEO and reviewing the recommendations of the President and CEO on the compensation of the other executive officers of the Corporation. The remuneration of executive officers consists of an annual base salary, bonus and long-term participation in the fortunes of the Corporation by the ownership of shares through equity compensation plans (details are set out above).

The President and CEO's 2002 salary was set based upon a report of compensation consultants that provided a competitive compensation review for the President and CEO position of the Corporation and each of its subsidiaries with reference to similarly sized companies in the financial services and insurance industry. The report was completed for the Corporation at the request of management. Compensation Committee members had full access to the compensation consultants. The same report together with a management compensation report by the President and CEO was used to determine the salary of the other named executive officers.

In view of the financial performance of the Corporation in 2002, no bonuses are being paid to named executive officers for 2002. In general, in awarding bonuses or other non-salary compensation for a completed year, the Committee considers the Corporation's financial performance during that year, the extent, if any, by which that performance met predetermined goals of profitability and cash flow, and the individual's performance in the year in his or her area of responsibility.

Report presented by:
James F. Dowd
Francis S. M. Chou
Eric P. Salsberg

PERFORMANCE GRAPH

The following graph compares the five-year cumulative total return (assuming reinvestment of dividends) of a $100 investment on December 31, 1997 in the Subordinate Voting Shares of the Corporation and in the shares comprising the S&P/TSX Composite Total Return Index.

Five-Year Cumulative Total Return on $100 Investment Assuming Dividend Reinvestment (December 31, 1997 - December 31, 2002)


250
200
150
100
50
0
1997
1998
1999
2000
2001
2002

	1997	1998	1999	2000	2001	2002
S&P/TSX Composite Total Return Index	$100	$98	$130	$139	$122	$107
Lindsey Morden Group Inc.	$100	$203	$147	$82	$67	$76

COMPENSATION OF DIRECTORS

Directors who are also employees or officers of the Corporation or any of its affiliates receive no remuneration for acting as a director of the Corporation or any subsidiary. Other directors of the Corporation receive fees from the Corporation for acting as a director, comprised of an annual fee of $6,000 plus $500 for each board or committee meeting attended. Directors are also reimbursed for travel and other out-of-pocket expenses incurred in attending board or committee meetings. James F. Dowd, the Chairman, has a grant of 15,000 restricted Subordinate Voting Shares pursuant to the Lindsey Morden Group Inc. Equity Plan.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Subsidiaries of the Corporation rendered services in the ordinary course to a variety of subsidiaries of Fairfax that generated $10.4 million in revenue in 2002.

In April and December 2002, and in January 2003, the Corporation borrowed $7,250,000, $3,260,000 and $2,000,000, respectively, from Fairfax by way of short-term promissory notes bearing interest at 7.5% per annum. The notes mature April 24, 2003. Fairfax has committed to provide financing as necessary to the Company until at least January 2004 to allow the Company to meet its liabilities as and when they fall due, but only to the extent that money is not otherwise available to the Company to meet such liabilities.

Based on Fairfax's shareholding in the Corporation, Fairfax included the Corporation's United Kingdom subsidiaries in its consolidated tax return filings in the United Kingdom in 2002. During 2002 and 2003, the Corporation directly or through subsidiaries made tax installment payments of $2,061,000 to Fairfax related to 2002 which otherwise would have been made to tax authorities in the United Kingdom.

V. Prem Watsa is an officer and director, Robbert Hartog and Anthony F. Griffiths are directors, and Francis S.M. Chou and Eric P. Salsberg are officers, of Fairfax and each such person is a director of the Corporation. James F. Dowd is President and CEO of Fairfax Inc. and Vice Chairman of Odyssey Re Holdings Corporation.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

The Corporation previously maintained an Employee Share Purchase Plan under which the directors from time to time granted to designated employees, officers and directors of the Corporation or any subsidiary, loans to purchase Subordinate Voting Shares of the Corporation. A portion of the loans under the plan is with a Canadian chartered bank and the balance was assigned in 2002 to the Corporation by a United States bank. The Corporation pays the interest on and has guaranteed loans from the Canadian bank. As of February 13, 2003, the aggregate indebtedness of all current and former employees, officers and directors of the Corporation and its subsidiaries to the Canadian bank was $1,272,780 and to the Corporation, was $1,230,214. None of the named executive officers or directors of the Corporation has any indebtedness to, or guaranteed by, the Corporation.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Toronto Stock Exchange ("TSX") has adopted 14 guidelines for effective corporate governance. The table below shows how the Corporation's corporate governance practices align with these guidelines. As a result of the Corporation's single business focus and the existence of a significant shareholder with whom there is close communication, the Corporation does not follow several of the guidelines. The Corporation believes that its approach to corporate governance is, in its circumstances, appropriate to enhance the interests of the Corporation and its shareholders.

TSX Corporate Governance Guideline	Comments
1. The Board of Directors should explicitly assume responsibility for stewardship of the Corporation, and specifically assume responsibility for:	The Board of Directors is responsible for supervising the management of the business and affairs of the Corporation. The Board reviews, discusses and approves various matters related to the Corporation's operations, strategic directions and organizational structure. The Board monitors financial performance while operating the Corporation for the long-term benefit of shareholders, employees and customers, maintaining sound financing, and demonstrating honesty, integrity and good faith in the Corporation's relationships and dealings. The Board, directly or through the Audit Committee, also approves the content of major disclosure documents, including proxy circulars, annual information forms, quarterly reports and management's discussion and analysis of financial condition and operating results. During 2002, the Board held 6 meetings, the Audit Committee held 6 meetings and the Compensation Committee held 2 meetings.
(a) Adoption of a strategic planning process	The Board approves an annual plan, taking into account both current specifics and the implementation of long-term measures, to improve fundamentally the efficiency, profitability and cash flow of the Corporation. Adherence to this plan is monitored on an ongoing basis.
(b) Identification of principal risks, and implementation of risk management systems	Management apprises the Audit Committee and Board of principal operational and strategic risks and of the results of periodic reviews of risk management systems. The Audit Committee makes recommendations in respect of risk management as necessary.

TSX Corporate Governance Guideline	Comments
(c) Succession planning and monitoring senior management	The Board has responsibility for succession planning matters as part of its responsibility for supervising the management of the business and affairs of the Corporation. Management makes recommendations as necessary relating to succession planning for operating companies. While the Corporation's officers operate with considerable autonomy respecting day-to-day operations, the Board has delineated certain matters which require prior Board approval, including significant business acquisitions, entry into a new business, expansion into new geographic areas and significant deviation from or addition to the annual plan. Management reports to the Board on a regular basis and the directors have free access to management for information and discussion.
(d) Communications policy	The Corporation has a policy to ensure that communications to shareholders, other stakeholders and the public are made through designated individuals. The Board or the Audit Committee and counsel review all significant communications. The Corporation maintains www.lindseymordengroupinc.com on which it posts financial information.
(e) Integrity of internal control and management information systems	The Board and Audit Committee are responsible for supervising the reliability and integrity of the accounting principles and practices, financial reporting and disclosure practices followed by management. The Audit Committee is responsible for ensuring that management has established an adequate system of internal controls and maintains practices and processes to ensure compliance with applicable laws. The external auditors report to the Audit Committee on internal controls.
2. A majority of directors should be "unrelated" (independent of management and free from conflicting interest)	A majority of the Corporation's directors are unrelated, including the Chairman, on the basis that they are independent from management and free from any interest, business or other relationship that could, or could reasonably be perceived to, materially interfere with the director's ability to act in the Corporation's best interest.
3. Disclose, for each director, whether he or she is related, and how that conclusion was reached	Of the nominees for election to the Board of Directors, only Karen E. Murphy who also is President & CEO of the Corporation is a related director as defined under the TSX guidelines. The remainder of the nominees, namely Francis S.M. Chou, James F. Dowd, Anthony F. Griffiths, Robbert Hartog, Michael R. F. Langdon, Eric P. Salsberg, Christopher Sporborg and V. Prem Watsa, are unrelated directors under the TSX guidelines on the basis that they are each independent from management and free from any interest, business or other relationship that could, or could reasonably be perceived to, materially interfere with their ability to act in the Corporation's best interest. The Chairman and five directors have interests in or relationships with Fairfax which owns shares carrying 89.5% of the votes attaching to all classes of shares of the Corporation and has entered into the transactions with the Corporation described under "Interest of Insiders in Material Transactions".
4. Appoint a committee of non-management directors responsible for proposing to the full Board of Directors new nominees for election to the board and for assessing directors on an ongoing basis	The Chairman, in consultation with other directors, has ultimate responsibility for proposing new nominees for election and assessing directors on an ongoing basis.
5. Implement a process for assessing the effectiveness of the Board of Directors, its committees and individual directors	The Chairman, in consultation with other directors, has ultimate responsibility for assessing the effectiveness of the Board of Directors, its committees and individual directors.

TSX Corporate Governance Guideline	Comments
6. Provide an orientation and education program for new directors	Reports and orientation materials relating to the Corporation's business and affairs are provided to new directors. New directors also have access to fellow directors and senior management.
7. Examine board size with a view to determining the impact of the number of directors upon board effectiveness; where appropriate, undertake a program to reduce the number of directors to a number that will facilitate more effective decision making	The Chairman has considered this matter and concluded that the current size of nine directors is presently suited to the Corporation's circumstances and allows for efficient functioning of the Board and diversity of input for decision-making.
8. The Board of Directors should review compensation of directors in light of risks and responsibilities involved in being an effective director	The Compensation Committee is mandated to review and recommend to the Board of Directors proposals for the remuneration of directors.
9. Committees of the Board of Directors should generally be composed of non-management directors, a majority of whom are unrelated	Both the Audit Committee and Compensation Committee, the two committees of the Board of Directors, are comprised solely of unrelated directors.
10. The Board of Directors should expressly assume responsibility for, or assign to a committee the general responsibility for, the Corporation's approach to corporate governance issues	The Board of Directors has assumed responsibility for the Corporation's approach to corporate governance as part of its responsibility for supervising the management of the business and affairs of the Corporation. The Corporate Secretary has responsibility for reporting to the Board on regulatory developments relating to corporate governance.
11. (a) The Board of Directors should develop position descriptions for: (i) the Board of Directors (ii) the CEO	While there is no formal written mandate of the Board of Directors, as outlined in the comments to the first TSX corporate governance guideline, the Board has assumed responsibility for supervising the management of the business and affairs of the Corporation and does so, in part, through regular meetings and interaction with management of the Corporation. The Board has delineated certain matters which require prior Board approval, also as outlined in relation to the first guideline. The President and CEO has general responsibility for day-to-day operations and achieving the Corporation's annual plan. This is communicated directly to the President and CEO rather than being contained in a formal written mandate.
(b) The Board of Directors should approve the CEO's corporate objectives	The Board approves an annual plan, taking into account both current specifics and the implementation of long-term measures, to improve fundamentally the efficiency, profitability and cash flow of the Corporation. The President and CEO's primary objective is to achieve this plan and adherence to this plan is monitored on an ongoing basis.

TSX Corporate Governance Guideline	Comments
12. Board of Directors should be able to function independently of management	The current and proposed Chairman of the Board of Directors is independent of management. Eight of nine nominees for election to the Board are not members of management. Both the Audit Committee and Compensation Committee are comprised of members who are not members of management. Board and Audit Committee meetings are conducted without management present if appropriate.
13. (a) Establish an Audit Committee with a specifically defined mandate	While there is no formal written mandate for the Audit Committee, the committee has, on a long-standing basis, operated with a mandate to oversee the retention, independence, performance and compensation of the Corporation's independent auditors and the establishment and oversight of the Corporation's systems of internal accounting and auditing control. In particular, the Audit Committee is responsible for ensuring that there are adequate internal controls over accounting and financial reporting systems. The Audit Committee consults with management and external auditors. The members of the Audit Committee are Robbert Hartog (Chairman), Anthony F. Griffiths and V. Prem Watsa.
(b) All members of the Audit Committee should be non-management directors	All members of the Audit Committee are non-management directors.
14. Implement a system to enable individual directors to engage outside advisers at the Corporation's expense	Individual directors may request the Board of Directors to permit them to engage outside advisers, as required, in connection with fulfilling their duties and responsibilities. The Corporation will consider bearing the expense of the advisers in individual circumstances.

APPOINTMENT OF AUDITORS

Unless otherwise directed, proxies in the enclosed form will be voted for the appointment of Ernst & Young LLP as auditors of the Corporation to hold office until the next annual meeting at a remuneration to be fixed by the Audit Committee. Ernst & Young LLP have been the auditors of the Corporation since 1992. The resolution to appoint Ernst & Young LLP as auditors of the Corporation must be passed by at least 50% of the votes cast in person or by proxy at the meeting.

SHAREHOLDER PROPOSALS FOR NEXT YEAR'S ANNUAL MEETING

The *Canada Business Corporations Act* permits certain eligible shareholders of the Corporation to submit shareholder proposals to the Corporation, which proposals may be included in a management proxy circular relating to an annual meeting of shareholders. The final date by which the Corporation must receive shareholder proposals for the annual meeting of shareholders of the Corporation to be held in 2004 is December 1, 2003.

APPROVAL

The contents of this circular and its sending to shareholders of the Corporation have been approved by the directors of the Corporation.

By Order of the Board of Directors

Peter Fritze

PETER FRITZE
Senior Vice President, Corporate Affairs and Corporate Secretary

Toronto, Ontario
March 3, 2003

LINDSEY MORDEN GROUP INC.

Corporate Office
70 University Avenue, Suite 1200, Toronto, Ontario, Canada M5J 2M4
Tel: 416 596 8020 Fax: 416 596 6510
Website: www.lindseymordengroupinc.com